AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION,
                         VIA EDGAR ON DECEMBER 3, 1999


                                                 REGISTRATION NO. 333 -_________


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM SB-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                            -------------------------

                             CNF TECHNOLOGIES, INC.
             ------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)



            Delaware                                  3577                                 23-2997171
-------------------------------           ----------------------------        -----------------------------------
(State or Other Jurisdiction of           (Primary Standard Industrial        (I.R.S. Employer Identification No.)
 Incorporation or Organization)           Classification Code Number)

                             CNF Technologies, Inc.
                               7722 East Gray Road
                            Scottsdale, Arizona 85260
                                 (480) 718-4065
 -------------------------------------------------------------------------------

               (Address, including zip code, and telephone number,
         including area code, of registrant's principal executive office and principal place of business)

                              Mr. David G. Thompson
                               7722 East Gray Road
                            Scottsdale, Arizona 85260
                                 (480) 718-4065

 -------------------------------------------------------------------------------

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                 with a copy to:

                            Stephen M. Cohen, Esquire
                   Buchanan Ingersoll Professional Corporation
                         Eleven Penn Center, 14th Floor
                               1835 Market Street
                             Philadelphia, PA 19103
                                 (215) 665-3873
                       ----------------------------------

     APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable following effectiveness of this Registration Statement.

                       -----------------------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: /X/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement in the same offering: / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

                         CALCULATION OF REGISTRATION FEE

                                                                Proposed Maximum      Proposed Maximum
         Title of Each Class                 Amount to be     Offering Price Per         Aggregate             Amount of
         of Securities to be Registered     Registered (1)         Share (2)         Offering Price(2)    Registration Fee (2)
         ------------------------------     ------------------------------------     ------------------   --------------------
         Common Stock,
         $.0001 par value                    1,756,624 (3)          $5.6875              9,990,792              $3,027.51

(1) Represents shares of the Company's Common Stock which may be offered by certain Selling Security Holders. See "SELLING SECURITY HOLDERS."

(2) Estimated pursuant to Rule 457(c) for the purpose of calculating the registration fee. Based on the average of the bid and asked prices per share of the Company's common stock as reported on the OTC Bulletin Board on November 29, 1999.

(3) Pursuant to Rule 416 of the Securities Act of 1933, as amended, this registration statement also includes additional shares of Common Stock issuable upon stock splits, stock dividends or similar transactions.


     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. The Selling Security Holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                  SUBJECT TO COMPLETION, DATED DECEMBER 3, 1999



PRELIMINARY PROSPECTUS


                             CNF TECHNOLOGIES, INC.

                        1,756,624 Shares of Common Stock



     The Selling Security Holders identified on page 46 of this Prospectus, may offer and sell, from time to time, up to 1,756,624 shares of Common Stock of CNF Technologies, Inc. The shares were issued by us in private placement transactions. The Selling Security Holders may sell all or a portion of their shares through public or private transactions at prevailing market prices or at privately negotiated prices. We will not receive any part of the proceeds from sales of these shares by the Selling Security Holders.

     Our Common Stock is traded on the OTC Bulletin Board under the symbol "CNFT". The last reported bid price of our Common Stock on November 29, 1999 on the OTC Bulletin Board was $5.00 per share.

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


           The date of this preliminary prospectus is December 3, 1999

                                TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----

PROSPECTUS SUMMARY................................................................................................1

THE OFFERING......................................................................................................3

SUMMARY CONSOLIDATED FINANCIAL DATA...............................................................................4

RISK FACTORS......................................................................................................5

USE OF PROCEEDS..................................................................................................13

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS......................................................13

CAPITALIZATION...................................................................................................15

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS............................16

DESCRIPTION OF BUSINESS..........................................................................................25

MANAGEMENT.......................................................................................................35

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...................................................................40

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT...................................................41

DESCRIPTION OF SECURITIES........................................................................................43

SELLING SECURITY HOLDERS.........................................................................................46

PLAN OF DISTRIBUTION.............................................................................................47

LEGAL MATTERS....................................................................................................48

EXPERTS..........................................................................................................49

WHERE YOU CAN GET MORE INFORMATION...............................................................................49

FINANCIAL STATEMENTS............................................................................................F-1


                              ABOUT THIS PROSPECTUS

     This Prospectus is part of a registration statement we filed with the United States Securities and Exchange Commission. You should rely only on the information provided in this Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus. The Selling Security Holders are offering to sell, and seeking offers to buy, shares of Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or of any sale of Common Stock. This Preliminary Prospectus is subject to completion prior to this offering.

                               PROSPECTUS SUMMARY

     The following information is intended to summarize the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus. This section is not intended to be a complete description of all aspects of our business or the Common Stock being offered by the Selling Security Holders. Investors should carefully consider the information set forth under the caption "RISK FACTORS" beginning at page 5 of this Prospectus. Unless the context otherwise requires, all references to "CNF," the "Company," "we," "us" or "our" refer to CNF Technologies, Inc. and our subsidiaries.

About CNF Technologies, Inc.

     We design, manufacture and market portable computer peripherals and accessories for laptop computers to notebook PC vendors, wholesale distributors, computer resellers, computer retail stores and corporate end users. Our devices are designed to bring the functionality and power of desktop computers to portable computer users.

Our core products

     o Internal high-capacity removable storage devices for various notebook computers (including Zip and LS/120 Super Disk drives)

     o   Portable DVD-ROM drives

     o   Portable CD-ROM drives

     o   Universal bay replicators branded as deviceDOCK's(TM)

     o   Monitor stands

     o   Numeric keypads

     o   Proprietary and universal auto adapters

     o   Universal port replicators

     In addition to the core products described above, we plan to introduce a universal docking station to complement our universal port replicator during the next fiscal year. The universal port replicator and the universal docking station are product devices which enable users of almost any make or model of portable computer to transform their laptop into a desktop computer. These products are designed to link a laptop to a network, a full-size monitor, keyboard and mouse, as well as an array of external and internal peripherals.

Industry and market information

     According to International Data Corporation, a market research firm, portable computers are currently the fastest growing segment of the personal computer market. This growth has been fueled by advances in computer technology and the increasing demand for computer mobility. International Data Corporation also predicts that the portable computer market will grow at a compound annual rate of 15%, from 14.1 million units in 1997 to approximately 25 million units by 2001.

     We market our products through wholesale distributors, original equipment manufacturers ("OEMs"), resellers, and to a lesser extent, directly to corporate end users throughout the United States, Canada, Australia, Japan and Europe. The market for personal computers and computer peripherals is subject to intense competition and characterized by both rapid technological change and shifting consumer demands. In order to effectively compete in this industry, we must continually develop and introduce new products with improved features in a timely and cost-efficient manner. This requires us to maintain superior research and development, comprehensive market research and effective communication channels with manufacturers, distributors and corporate end users.

Our Mission

     We believe that current industry trends will lead to an increased demand for the use of peripherals and accessories designed to maximize the portability and enhance the functionality of laptop computers and create a substantial potential market for our products. Our overriding mission is to design, manufacture and market peripheral products which can integrate any laptop computer into any network or desktop computer at any time. Our products are designed to permit laptop computer users to rely exclusively on their laptop by eliminating the need to rely on a specific stationary office or network. Our primary focus is to anticipate technological advancements and consumer preference as far in advance as possible, develop new products and improved features to meet such market demands and transform ideas from concept to market as quickly as possible.

Corporate information

     We were incorporated under the laws of Florida on September 23, 1996 as JLL Ventures Corp. and on April 1, 1999, reincorporated into the State of Delaware. Thereafter, our wholly owned subsidiary acquired CNF, Inc., a California corporation ("CNF, Inc."), by merger (the "Merger") and assumed the historic operations of CNF, Inc. In connection with the Merger, we changed our name to CNF Technologies, Inc. ("CNF") and changed the name of our wholly owned subsidiary to CNF Mobile Solutions, Inc. Prior to the Merger, we were an inactive company whose shares were listed for quotation on the OTC Bulletin Board.

     Our principal executive offices are located at 7722 East Gray Road, Scottsdale, Arizona 85260 and our telephone number is (480) 718-4065.

                                  THE OFFERING

Common Stock offered by the Selling Security
Holders:                                            1,756,624 Shares

Common Stock currently outstanding:                 11,352,830 Shares(1)

Common Stock to be outstanding after the Offering:  11,502,830 Shares(1)(2)

Use of Proceeds:                                    We will  not  receive  any of the  proceeds  from  the sale of shares by the Selling Security Holders.

Trading Symbol (OTC Bulletin Board):                "CNFT"
--------------------------

(1) The number of outstanding shares includes 2,000,000 shares which are subject to possible cancellation upon the terms set forth in an escrow agreement entered into in connection with the Merger. These shares will be released from escrow based on the proceeds we receive in a private placement of our Common Stock which terminates on February 15, 2000 and the principal amount of outstanding indebtedness, if any, which is converted into shares of our Common Stock on or before February 15, 2000. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT - Material Escrow Arrangements." The number of outstanding shares does not include:

     o 4,163,188 or more shares issuable upon the conversion of 4,163,188 outstanding shares of the Company's Series A Convertible Preferred Stock (the "Series A Preferred Stock");

     o 792,440 or more shares issuable upon exercise of outstanding options to purchase 792,440 shares of Series A Preferred Stock at exercise prices ranging from $.24 to $1.21 per share which vest over a four (4) year period commencing on the date of grant;

     o   200,000 shares issuable upon exercise of outstanding warrants; and

     o up to 200,000 shares issuable upon exercise of warrants issuable upon completion of a private placement transaction. Warrants to purchase 66,667 of such shares have been issued.

    See "DESCRIPTION OF SECURITIES" and "MANAGEMENT - Outstanding Options; Stock Incentive Plan."

(2) Includes 150,000 shares being offered hereunder which are issuable upon conversion of outstanding shares of Series A Preferred Stock.

                     SUMMARY CONSOLIDATED FINANCIAL DATA (1)

     The following table sets forth our summary financial data. This table does not present all of our financial information. You should read this information together with our financial statements and the notes to those statements beginning on page F-1 of this Prospectus and the information under "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."


Statement of Operations Data:

                                                 Year Ended March 31              Six Months Ended September 30
                                               1999             1998                 1999              1998
                                           -----------       -----------          ----------        ----------
Revenues                                   $9,425,947        $7,726,484           $6,114,459        $6,593,389
Gross Profit                                3,337,398         3,265,540            2,249,198         2,281,809
Loss before income taxes                   (3,119,725)          (58,167)          (2,360,679)         (443,995)

Net Loss                                   (3,074,525)          (79,267)          (2,360,679)         (443,995)
Basic and Diluted loss per share: (2)           (1.23)            (0.03)               (0.31)            (0.18)

Basic and Diluted Weighted average
number of shares outstanding:               2,500,250         2,500,000            7,518,457         2,500,000

Balance Sheet Data:

                                          As of
                                     March 31, 1999                      As of September 30, 1999
                                     --------------                      ------------------------

                                          Actual                          Actual        ProForma(3)
                                       -----------                      -----------    ------------
Working capital (deficiency)          $(3,062,743)                     $(3,460,854)    $  (45,854)

Total assets                            3,538,687                        4,789,207      6,529,207

Total liabilities                       6,265,324                        7,835,082      6,160,082

Stockholders equity (deficit)          (2,726,637)                      (3,045,875)       369,125

-------------------
(1) The financial data presented above reflect the relevant Statement of Operations Data of CNF, Inc. CNF, Inc. was acquired by us pursuant to the Merger in which CNF, Inc. was merged with and into our wholly owned subsidiary JLL Ventures Acquisition Corp., a Delaware corporation. Upon completion of the Merger, JLL Ventures Acquisition Corp. changed its name to CNF Mobile Solutions, Inc. Because the former stockholders of CNF, Inc. acquired a controlling interest in the Company (the Company was inactive at the time), the Merger has been accounted for as a "reverse acquisition." Accordingly, for financial statement presentation purposes, CNF, Inc. is viewed as the continuing entity and the related business combination is viewed as a recapitalization of CNF, Inc., rather than an acquisition by the Company.

(2) Basic income (loss) per common share is based upon the weighted average number of common shares outstanding for each period presented. Diluted income (loss) per common share is based upon the weighted average number of common shares plus the dilutive effect of the existing convertible securities outstanding for each period presented. Convertible securities have not been included as their effect would be anti-dilutive.

(3) Gives effect to the following events which occurred after September 30, 1999:

    o   the retirement of 1,000,000 shares of Series A Preferred Stock

    o the receipt of net proceeds of $1,740,000 from the sale of 666,667 shares of Common Stock in a private placement transaction which closed on November 26, 1999

    o the issuance of 1,005,000 shares of Common Stock upon the conversion of $1,675,000 of short-term indebtedness.

                                  RISK FACTORS

     An investment in our Common Stock involves a high degree of risk and should only be made by investors who can afford to lose their entire investment. You should carefully consider the risks and uncertainties described below and other information in this Prospectus before deciding to invest in our Common Stock. If any of the following risks actually occur, our business, results of operations and financial condition could be materially, adversely affected. This could cause the trading price of our Common Stock to decline and a loss of part or all of any investment in our Common Stock.

FORWARD LOOKING STATEMENTS

     The words "may," "will," "expect," "anticipate," "believe," "continue," "estimate," "project," "intend," and similar expressions used in this Prospectus are intended to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events. You should also know that such statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions. Should any of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may differ materially from those included within the forward-looking statements.

WE HAVE A HISTORY OF LOSSES FROM OPERATIONS AND ANTICIPATE FUTURE LOSSES WILL OCCUR

     During the fiscal year ended March 31, 1998 we sustained a net loss of $79,267. During the fiscal year ended March 31, 1999 we sustained a net loss of $3,074,525. This trend continued during the six months ended September 30, 1999 as we sustained additional net losses of $2,360,679. Our operating losses will likely continue at these levels if operations remain at current levels. Our business plan assumes a significant increase in sales as we expect our new products to achieve commercial acceptance and gain market share. This plan requires us to make significant investments in operations to support technological development as well as marketing and sales activities. This will result in continued and substantial increases in our operating expenses. To execute this plan we need to generate significant additional revenue from new products and raise substantial additional capital. Since we are uncertain that we will be able to secure any financing or generate sufficient cash flow from operations, our operating losses may continue.

OUR FINANCIAL CONDITION RAISES SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO SUSTAIN OPERATIONS

     As of March 31, 1999, our current liabilities exceeded our current assets by $3,062,743 and our total liabilities exceeded our total assets by $2,726,637. As a result, our financial condition raises uncertainty as to our ability to continue as a going concern. Our long-term viability will depend upon our ability to generate sufficient cash flow from operations to meet our current obligations, raise significant additional capital and ultimately attain profitable operations.

WE HAVE EXPERIENCED, AND EXPECT TO CONTINUE TO EXPERIENCE, SIGNIFICANT FLUCTUATIONS IN OPERATING RESULTS

     We recently introduced one new product and intend to introduce another new product during the next fiscal year. These new products are designed to provide universal connectivity for almost any make or model of a PC-based portable computer. Since there are no similar products widely available in the market, it is difficult or impossible for us to predict the future revenues which could be generated by these products. In addition, given the intense competition, rapid technological change, substantial swings in consumer demand and short product life cycles, the continued acceptance of and the revenues generated by our existing products are difficult or impossible to predict. The development of superior products by our competitors could also render our existing products obsolete. As a result, our revenues and operating results are likely to fluctuate significantly.

OUR INDUSTRY IS CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGE AND OUR PRODUCTS COULD BECOME OBSOLETE

     The portable computer industry is characterized by rapid technological change, frequent introduction of new products, continuing changes in consumer demand, shall produce life cycles and rapidly evolving industry standards. The introduction of products utilizing new technology or the emergence of new industry standards can render existing products obsolete and unmarketable very quickly. Our future success will depend in large part upon our ability to satisfy changing customer needs by continuing to develop new products and upgrade existing products as quickly and efficiently as possible. Any failure by us to anticipate or respond to such technological developments or shifting consumer requirements or any significant delay in product development or introduction could substantially and adversely impact our competitive position in the market.

WE FACE INTENSE COMPETITION IN THE MARKETS IN WHICH WE OPERATE

     As the markets for portable computers and associated peripherals continue to grow, we expect the markets for our products to become more competitive. The principal competitive factors in the computer peripherals industry are:

     o  product innovation

     o  design

     o  functionality

     o  performance

     o  ease of use

     o  price and availability

Our principal competitors are large, nationally recognized OEMs as well as more specialized computer peripheral manufacturers. Many of our competitors have established reputations and significantly greater financial, marketing, personnel and other resources than we do. As a result, these competitors may be in a better position than us to quickly respond to rapid technological change and consumer demand. For example, large OEMs, particularly those manufacturing notebook PCs, not only have advance knowledge of technological improvements to their own products, but also greater resources which may permit them to develop superior peripheral products faster than we can. This could render our products obsolete for portable computers manufactured or marketed by such OEMs. For these and other reasons, we may not be able to compete effectively in the markets in which we operate.

WE COULD BE AFFECTED BY A DECLINE IN INDUSTRY GROWTH RATE

     Our future success is dependent not only on our own growth rate but also the growth rate of the portable computer notebook industry. Even though notebooks are one of the fastest growing segments of the personal computer market, we are uncertain whether this growth will continue. An overall decrease in the demand for portable computers would result in a material adverse effect on our business.

THE SALES OF A PRINCIPAL PRODUCT LINE ARE LIKELY TO DECREASE

     Our CD-ROM sales constitute a substantial percentage of our sales (5% during the six months ended September 30, 1999, 19% during the six months ended September 30, 1998, 41% during fiscal year ended March 31, 1998 and 38% during the fiscal year ended March 31, 1999.) Two market factors indicate that the product life of external CD-ROM products may be coming to an end. First, most major notebooks come standard with an internal CD-ROM, making the need for an external one unnecessary. In fact, Sherwood Research estimates that only 10% of the notebooks currently being manufactured are shipped without internal drive capabilities. Second, there appears to be a shift from CD-ROMs to DVD. Since these trends reduce the demand for CD-ROMs, our sales of CD-ROMs will continue to decrease. We are currently attempting to respond to these market forces by focusing on DVD technology. Our future success will, to some extent, depend upon our continued development of products that incorporate DVD technology.

WE RELY ON THIRD-PARTY SUPPLIERS TO PROVIDE COMPONENTS THAT ARE CRITICAL TO OUR BUSINESS

     We are currently dependent on two main product lines (CD-ROMs and Zip Drives) which accounted for approximately 80% of our revenue during the six months ended September 30, 1999 and approximately 73% of our revenue during the fiscal year ended March 31, 1999. One supplier provides the main component for CD-ROMs and another provides the main component for Zip Drives. We purchase these components under purchase orders and do not have a long-term contract with either supplier. Any termination or disruption of our relationship with either supplier or any material adverse change to the financial condition of either supplier would prevent us from filling customer orders. Although we believe that our relationships with these suppliers are good, we cannot assure you that these relationships will continue or whether these suppliers will continue to be able to provide our components in a timely and cost efficient manner. Although alternate suppliers are available, there are a limited number of such suppliers and finding and qualifying replacement suppliers could take several months. We are also dependent upon these suppliers to manufacture and deliver components that are free from defect, competitive in functionality and cost and in compliance with our specifications, all of which are beyond our control.

WE HAVE LIMITED INTELLECTUAL PROPERTY PROTECTION

     Our success and ability to compete are dependent, in part, upon proprietary technology. We rely primarily on a combination of patent, copyright and trademark laws, trade secrets and technical measures to protect our proprietary rights. We have been issued one patent and have five patent applications pending with notification that one of those pending patents will likely be issued within the next 60 days. We cannot be certain that patents pending or future patent applications will issue, or that if issued, we would have the resources to protect any such issued patent from infringement. We also enter into confidentiality, non-compete and/or work for hire invention assignment agreements with our key employees and limit the access to and distribution of our product design documentation and other proprietary information. We cannot assure you that these efforts will deter misappropriation or to prevent an unauthorized third party from obtaining or using information which we deem to be proprietary. Although we believe that our technology does not currently infringe upon patents held by others, we cannot assure you that such infringements do not exist or will not exist in the future, particularly as the number of products and competitors in our industry segment grows.

WE ARE DEPENDENT UPON A LIMITED NUMBER OF THIRD-PARTY DISTRIBUTORS, OEMS AND PRINCIPAL CUSTOMERS

     We derive a substantial portion of our product sales from distributors. We do not maintain an exclusive distributorship with any significant distributor and our distribution agreements can be terminated at any time. Accordingly, our distributors are not obligated to purchase products from us in the future and may represent competing lines of products. As a result, the ultimate distribution of our products to end-users is beyond our control. In addition, four customers directly or indirectly accounted for 89% of our revenues during the six months ended September 30, 1999 and 65% of our revenues during the fiscal year ended March 31, 1999. A loss of any of these customers could substantially reduce our sales. Although we believe our relations with these distributors/customers are good, we cannot assure you that any or all of them will continue to do business with us in the future.

WE ARE AT RISK OF PRODUCT DEFECTS AND EXPOSURE TO POTENTIAL PRODUCT LIABILITY CLAIMS

     Given the complex nature of our products, they may contain undetected errors or performance problems particularly when new products are introduced. Although our products undergo extensive testing prior to introduction to the market, it is typical in the computer industry for such products to contain errors and performance problems which are discovered after commercial introduction. To the extent these defects and errors are discovered after shipment, they could result in a loss of sales revenues, delay in market acceptance, product returns, warranty claims and the loss of a potential market all of which could have a material adverse effect on our business. In addition, components and other products manufactured and distributed by others which are incorporated into our products may also contain such defects and errors which could substantially reduce the performance of our products. We are also at risk of exposure to potential product liability claims from distributors and end users for damages resulting from a defect in products that we distribute. Although we maintain product liability insurance we cannot assure you that this insurance will be adequate to cover any claims brought against us. To the extent these claims are not covered by insurance, they severely and negatively impact our business.

THE LOSS OF SERVICES OF ONE OR MORE OF OUR KEY PERSONNEL COULD HARM OUR
OPERATIONS

     A loss of one or more of our current officers or key personnel could severely and negatively impact our operations. Although we have employment contracts with most of our key personnel, these contracts do not prevent them from resigning or otherwise leaving our Company. Effective product development and innovation is dependent upon our ability to attract and retain talented technical and marketing personnel. The market for such persons is extremely competitive. We cannot be certain that we will have the financial or other resources to attract and retain such individuals.

OUR COMMON STOCK HAS A LIMITED MARKET AND MAY BE ADVERSELY EFFECTED BY THE INFLUX INTO THE MARKET OF THE SHARES COVERED BY THIS PROSPECTUS

     The public trading market for our Common Stock recently commenced on the OTC Bulletin Board. There is minimal supply of shares eligible for public resale (100,000 shares) and trading has been extremely limited. Accordingly, we are uncertain that a regular trading market for our Common Stock will develop, and if it develops, whether it can be sustained. By its very nature, trading on the OTC Bulletin Board provides very limited market liquidity. The trading market for our Common Stock may be adversely effected by the influx into the market of the 1,756,624 shares of Common Stock covered by this Prospectus. Although it is impossible to predict market influences and prospective values for securities, it is possible that, in and of itself, the substantial increase in the number of shares available for public sale could have a depressive effect on the market. Until a more seasoned trading market develops, if at all, the market price for our Common Stock is likely to be volatile and factors such as success in developing new products, competition and fluctuations in operating results may all have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capitalization companies and which have been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of our Common Stock.

THE ABILITY TO TRADE OUR SHARES COULD BE ADVERSELY EFFECTED IF THE TRADING PRICE FALLS BELOW $5.00 PER SHARE

     The SEC has adopted regulations imposing limitations upon the manner in which certain low priced securities (referred to as a "penny stock") are publicly traded. Under these regulations, a penny stock is defined as any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on a national exchange, the Nasdaq National Market System or SmallCap Market and any equity security issued by a Company that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average annual revenue of at least $6,000,000 for the last three years. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the associated risks. The regulations also require certain broker/dealers who recommend such securities to persons other than established customers and certain accredited investors to make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. These requirements make it more difficult to effect transactions in penny stocks as compared to other securities. Since our Common Stock presently trades above $5.00 per share, it is not considered a "penny stock." We are uncertain that trading prices at this level can be sustained. Should trading prices fall below $5.00 per share, our shares could be considered a "penny stock."

OUR SHARES MAY NOT BE ELIGIBLE TO TRADE ON THE OTC BULLETIN BOARD AFTER JANUARY 12, 2000

     During January 1999, the National Association of Securities Dealers, Inc. ("NASD") adopted a rule to preclude "non-reporting" public companies from trading on the OTC Bulletin Board. Under the new rule in order for securities to be eligible for trading on the OTC Bulletin Board they must be registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Since our shares were eligible for trading prior to the effective date of the new rule, our Common Stock remains eligible for trading on the OTC Bulletin Board even though our shares are not registered under the Exchange Act. In order to maintain such trading, we must secure Exchange Act registration by no later than January 12, 2000. Otherwise, our Common Stock would only be eligible to be traded in the illiquid "pink sheet" system.

OUR COMMON STOCK WILL LIKELY BE SUBJECT TO ADDITIONAL DILUTION

     We are in need of substantial additional financing. This will entail the issuance of additional shares of Common Stock or common stock equivalents which will have the effect of increasing the number of shares outstanding. In connection with other business matters, we will likely undertake the issuance of additional shares of Common Stock. This may be done in order to, among others, acquire assets or stock of another business, compensate employees or consultants or for other valid business reasons at the discretion of our Board of Directors. Under applicable Delaware law, we can issue additional shares without notice to, or approval of, existing stockholders. In addition, in conjunction with the Merger, we issued 5,163,188 shares of Series A Preferred Stock (of which 1,000,000 have been surrendered) and options to purchase 836,790 shares of Series A Preferred Stock (of which 44,350 have been cancelled). Each share of Series A Preferred Stock is initially convertible into one (1) share of Common Stock. Depending on our financial performance during the fiscal year ended March 31, 2000, each share of Series A Preferred Stock is convertible into up to 2.25 shares of Common Stock. Accordingly, no later than June 30, 2000, the Series A Preferred Stock will convert into a minimum of 4,163,188 and a maximum of 9,367,173, shares of Common Stock. In addition, the options could be exercised for up to 671,065 (currently vested) or 1,782,990 (upon full vesting) additional shares of Common Stock. We also intend to adopt a stock option plan pursuant to which we may grant options to purchase shares of Common Stock equal to 10% of our then outstanding shares of Common Stock.

WE ARE CONTROLLED BY A LIMITED NUMBER OF STOCKHOLDERS.

     As of the date of this Prospectus, our officers, directors and a limited number of principal stockholders beneficially own more than approximately 65% of our outstanding voting shares. These stockholders will be in a position to elect all of our directors and control the outcome of other corporate matters without the approval of our other stockholders.

WE MAY BE ADVERSELY AFFECTED IF OUR PRODUCTS AND TECHNOLOGY ARE NOT YEAR 2000 COMPLIANT.

     We are presently attempting to respond to Year 2000 issues. Year 2000 issues are the result of computer programs being written using two digits rather than four to define the applicable year associated with the program or an associated computation. Any such two-digit computer programs may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculation causing disruptions of operations, including among other things, a temporary inability to process transactions, send invoices or engage in normal business activities.

     To address such "Year 2000" issues, we established a Year 2000 Project Team. We have successfully completed testing of current products and products under development and do not believe there is significant risk of noncompliance. We are uncertain that certain previous releases of our products, which are no longer under support, will prove to be Year 2000 compliant. We have completed initial evaluation, analysis and testing of our core internal systems. We do not currently expect any significant issues to be identified during further review, however, further inquiry and review is expected to continue throughout 1999. Failure on our part to correct any issues with internal systems could result in material disruption to our operations. We have completed our initial assessment of the readiness of third-party business partners, including significant vendors and customers. The assessment of the compliance of third party business partners is on-going and is also expected to continue throughout 1999. Even where assurances are received from third parties there remains a risk that failure of systems and products of other companies on which we rely could have a material adverse effect on us.

     Our total cost for these Year 2000 compliance issues is not anticipated to be material to our financial position or results of operations in any given year. These costs and the date on which we plan to complete the Year 2000 modification and testing processes are based on our best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. However, we are uncertain that these estimates will be achieved and actual results could differ from those plans. In addition, because many companies may need to upgrade or replace computer systems and software to comply with Year 2000 requirements, we believe that the purchasing patterns of customers and potential customers may be affected by Year 2000 issues as companies expend significant resources to upgrade their current software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase products such as those offered by us, which could have a material adverse effect on our business, results of operations and cash flows.

DELAWARE'S ANTI-TAKEOVER LAW MAY DISCOURAGE CHANGE IN CONTROL TRANSACTIONS.

     As our shares become more widely held, listed on NASDAQ or on a national exchange, we will become subject to Section 203 of the General Corporation Law of the State of Delaware, an anti-takeover law. In general, the law prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three (3) years after the date of the transaction in which the person became an interested stockholder, unless the "business combination" is approved in a prescribed manner. "Business combinations" include mergers, asset sales and other transactions resulting in a financial benefit to our stockholders. An "interested stockholder" is a person who, together with its affiliates and associates, owns, or within three (3) years, did own fifteen percent (15%) or more of a corporation's voting stock. To the extent this provision of Delaware law becomes applicable to us, it could have the effect of delaying, deferring or preventing a change in control of the Company or the removal of our existing management. This could deter or delay unsolicited changes in control of our Company by discouraging open market purchases of our stock or a non-negotiated tender or exchange offer for such stock. Since takeover transactions frequently afford stockholders the opportunity to sell their shares at a premium over current market prices, these provisions may be disadvantageous to a majority of our stockholders who may otherwise desire to participate in such a transaction and receive a premium for their shares.

                                 USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of Common Stock by the Selling Security Holders.

                         MARKET FOR OUR COMMON STOCK AND
                           RELATED STOCKHOLDER MATTERS


Market Information

     Since October 7, 1998, our Common Stock has been listed for quotation on the OTC Bulletin Board under the symbol "CNFT." The market for our shares is extremely limited. We are uncertain if a significant trading market for our Common Stock will develop or, if developed, will be sustained.

     In order for our Common Stock to remain eligible for quotation on the OTC Bulletin Board, our Common Stock must be registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act") by no later than January 12, 2000. Upon the effective date of this Prospectus, we will be filing a registration statement for the purpose of registering our Common Stock under the Exchange Act which will be effective upon filing with the SEC. Accordingly, if this Prospectus is not declared effective by the SEC prior to January 12, 2000, our shares will no longer be eligible for quotation on the OTC Bulletin Board.

     The following table sets forth the range of the high and low closing bid prices per share of our Common Stock during each of the calendar quarters identified below. These bid prices were obtained from the National Quotations Bureau, Inc. and do not necessarily reflect actual transactions, retail markups, mark downs or commissions. The transactions include inter-dealer transactions. Based on the very limited public float and trading in our Common Stock, we believe that such data is anecdotal and may bear no relation to the true value of our Common Stock or the range of prices that would prevail in a liquid market.

                                          1998                                 High                  Low
                                          ----                                 ----                  ---
                  4th Quarter                                                    *                    *

                                          1999                                 High                  Low
                                          ----                                 ----                  ---
                  1st Quarter                                                    *                    *
                  2nd Quarter                                                   $6.00                $5.50
                  3rd Quarter                                                   $6.4375              $4.00
                  4th Quarter (through November 29, 1999)                       $6.00                $5.00

* No bids reported
------------------------------

     The closing bid price of our Common Stock as of November 29, 1999 was $5.00 per share.

Holders

     As of November 29, 1999, we had approximately 110 stockholders of record, although we believe that there are additional beneficial owners of our Common Stock who own their shares in "street name."

Dividends

     We have not paid any cash dividends, to date, and we have no intention of paying any cash dividends on our Common Stock in the foreseeable future. The declaration and payment of dividends is subject to the discretion of the Board of Directors and to certain limitations imposed under the General Corporation Law of the State of Delaware. The timing, amount and form of dividends, if any, will depend, among other things, on our results of operations, financial condition, cash requirements and other factors deemed relevant by our Board of Directors.

Shares Eligible for Public Sale and Registration Rights

     As of the date of this Prospectus, there are 11,352,830 outstanding shares of our Common Stock. Of these shares, 100,000 are eligible for public trading. Assuming that we comply with the adequate public information disclosure requirements of SEC Rule 144 promulgated under the Securities Act, a substantial number of additional shares will be eligible for public resale under Rule 144 on the dates and in the amounts set forth below:

     o  March 15, 2000 - 900,000 shares

     o  June 10, 2000 - 8,167,500 shares

     o  August 15, 2000 - 424,081 shares

     o  November 2, 2000 - 600,000 shares

     o  November 26, 2000 - 1,161,249 shares

     We have agreed to register the public resale of 2,423,291 of the shares identified above; 1,756,624 of which are being registered for public resale hereunder. We have agreed to file a registration statement with the SEC permitting the public resale of 666,667 shares of our Common Stock identified above by no later than on or about August 26, 2000 and up to 400,000 additional shares issuable upon exercise of warrants issued or issuable to our placement agent by no later than November 26, 2000.

Shares Issuable Upon Exercise or Conversion of Outstanding Options, Warrants and Preferred Stock

     We have issued options to purchase an aggregate of 792,440 shares of Series A Preferred Stock of which 298,251 are currently exercisable. The remaining options vest in ratable monthly installments over a three (3) year period. We have also issued warrants to purchase an aggregate of 200,000 shares of Common Stock all of which are currently exercisable. In connection with a private placement transaction, we have agreed to issue warrants to our placement agent to purchase up to an additional 200,000 shares of Common Stock which will be immediately exercisable. As of the date of the Prospectus, we have issued warrants to purchase 66,667 of these shares. Finally, we have issued an aggregate of 4,163,188 shares of Series A Preferred Stock which are initially convertible into one (1) share of our Common Stock. Depending on our financial performance during the fiscal year ending March 31, 2000, each share of Series A Preferred Stock is convertible into up to 2.25 shares of our Common Stock. Accordingly, the shares of Series A Preferred Stock are convertible into a minimum of 4,163,188 shares of Common Stock and a maximum of 9,367,173 shares of Common Stock.


                                 CAPITALIZATION

     The following table sets forth our capitalization as of September 30, 1999 on an actual basis and on a pro forma basis, giving effect to the pro forma adjustments discussed within the Summary Consolidated Financial Data table. This table should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" appearing elsewhere in this Prospectus.

                                                            Actual              Pro Forma
                                                            ------              ---------
     Long -term debt                                        $251,881              $251,881

     Preferred Stock                                             516                   416

     Common Stock                                                959                 1,135

     Additional paid in capital                            2,048,466             5,463,390

     Accumulated deficit                                  (5,095,816)           (5,095,816)

     Total stockholders' equity (deficiency)              (3,045,875)              369,125
                                                          ----------            ----------

     Total capitalization                                 (2,793,994)              621,006
                                                          ----------            ----------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This Management's Discussion and Analysis of Financial Condition and Results of Operations and other parts of this Prospectus contain forward-looking statements that involve risks and uncertainties. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth in "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

     We design, manufacture and market computer peripheral devices and accessories. Our product lines include:

     o  internal Zip and SuperDisk Drives

     o  universal bay replicators branded as Device Docks

     o  portable optical storage devices like DVD and CD-ROM drives

     o  external numeric keypads

     o  monitor stands

     o  auto adapters

     We have in the past derived most of our revenue from the sale of internal Zip and SuperDisk drives and CD-ROMS. We believe that our future growth will be in our universal docking products. These products enable users of almost any make or model of PC based portable computer to essentially turn their portable computer into a desktop computer allowing them to link portable computers to a network, a full-size monitor, keyboard, mouse, an array of external and internal peripherals. Principal among this product line is the universal port replicator and the planned introduction of a universal docking station during the next fiscal year.

     In fiscal 1999 and the first six months of fiscal 2000, 73% and 80%, respectively, of our revenue was derived from sales of the Inner Bay Notebook Zip Drives and CD-ROMs. We believe that these product lines will decrease as a percentage of our revenue as our recently introduced universal port replicator achieves market acceptance. Current trends indicate that the CD-ROM product life is coming to an end. While we believe that sales of Inner Bay Notebook Zip Drives will continue to account for a significant portion of our revenue and gross profit, our future results of operations will be highly dependent upon the success of the universal docking products. See "RISK FACTORS."

     We market and sell our products worldwide through multiple indirect channels, primarily distributors and resellers, and a substantial majority of our revenue in fiscal 1999 and the first six months of fiscal 2000 was derived from sales to distributors and resellers. Certain of our products, in particular our Inner Bay Notebook Zip Drives, and Device DOCK products, are sold to OEMs and we intend to increase our sales to OEMs in the future. We support our indirect channels with our own sales and marketing organization. Our key distributors include Ingram Micro and Merisel America. In fiscal 1999, sales to Ingram Micro accounted for 14% of our revenue. In the first six months of fiscal 2000, sales to Ingram Micro accounted for 33% of our revenue and sales to Merisel America accounted for 51% of our revenue. The loss of, or reduction in sales to, any of our key customers could have a material adverse effect on our business and results of operations. We provide price protection rights and limited product return rights for stock rotation to most of our distributors and resellers. See "RISK FACTORS."

     We recognize revenue when products are shipped to customers. Our cost of revenue consists primarily of costs associated with components, outsourced manufacturing of certain subassemblies and in-house labor associated with assembly, testing, shipping and quality assurance. Our gross margin is affected by a number of factors including:

     o  product mix

     o  competitive product pricing pressures

     o  manufacturing costs and

     o  component costs

We anticipate that our gross margin may decline in the future as a result of shifts in our product mix and competitive pricing pressure. In particular, we expect our gross margin on sales of the Innerbay Notebook Zip Drives will decline as a result of a shift in product mix toward lower the priced solutions. We seek to mitigate the effects of declining prices by improving product design and reducing costs, primarily manufacturing and component costs. See "RISK FACTORS."

     Our operating results have fluctuated significantly in the past and are likely to fluctuate significantly in the future on a quarterly and an annual basis. Prior growth rates that we have experienced in revenue should not be considered indicative of future growth rates. Factors that could cause the our future operating results to fluctuate include:

     o  the level of demand for our products

     o  our success in developing new products

     o the timing of new product introductions and product enhancements by us and our competitors

     o  market acceptance of our new and enhanced products

     o  the emergence of new industry standards

     o  the timing of customer orders

     o  the mix of products sold

     o  competition

     o the mix of distribution channels through which our products are sold and general economic conditions

Many of these factors are beyond our control.

     The markets for our products are characterized by rapidly changing technologies, evolving industry standards, frequent new product introductions and short product life cycles. Our future success will depend to a substantial degree upon our ability to enhance our existing products and to develop and introduce, on a timely and cost-effective basis, new products and features that meet changing customer requirements and emerging and evolving industry standards. The introduction of new or enhanced products also requires us to manage the transition from older products in order to minimize disruption in customer ordering patterns, to avoid excessive levels of older product inventories and to ensure that adequate supplies of new products can be delivered to meet customer demand. There can be no assurance that we will successfully develop, introduce or manage the transition to new products.

RESULTS OF OPERATIONS

     Comparison of the Six Month Period Ended September 30, 1999 to the Six Month Period Ended September 30, 1998

     Total Revenue

     Revenue for the six months ended September 30 1999 amounted to $6,114,459 compared to $6,593,389 for the six months ended September 30, 1998, a decrease of 7%. The decrease is attributable to a number of factors including an inability to fulfill orders as a result of working capital deficiencies, as well as a change in product mix towards lower priced products (in recognition of competitive pricing pressure). Sales were also adversely affected by a temporary delay in product shipments caused by weather-related problems suffered by one of our principal suppliers. Anticipated decreases in the sale of CD-ROMs are expected to be offset in part by sales of products that incorporate DVD technology, as well as the introduction of our universal docking products.

     Gross Profit and Cost of Revenue

     Gross profit and gross profit percentage during the six months ended September 30, 1999 amounted to $2,249,198 and 37%, respectively, as compared to $2,281,809 and 35%, respectively, during the six months ended September 30, 1998. Our cost of revenue for the six months ended September 30, 1999 was $3,865,261 or 63% of revenue as compared to $4,311,580 or 65% of revenue during the six months ended September 30, 1998. The increase in gross profit and corresponding decrease in cost of revenue during the six months ended September 30, 1999 was principally due to a shift in our product mix to higher gross profit products, primarily monitor stands. The increase was offset, in part, by increased sales of zip drives, which provide a lower gross profit.

     Research and Development

     Research and development expenses generally consist of salaries and other personnel costs of our research and development teams, product supplies and tooling costs. Research and development expenses amounted to $631,735 during the six months ended September 30, 1999 as compared to $487,963 during the six months ended September 30, 1998, an increase of 29%. The increase in research and development costs is primarily due to increased staffing, development of the universal docking station, and the release of the universal port replicator during fiscal 2000. We expect research and development expenses to increase in the future, although such expenses may vary as a percentage of revenue.

     Sales and Marketing Expenses

     Sales expenses and marketing generally consist of salaries, commissions and other personnel costs of the Company's sales, marketing and support personnel, advertising, promotions and travel. Marketing and sales expenses during the six months ended September 30, 1999 amounted to $550,403 as compared to $506,536 during the six months ended September 30, 1998, an increase of 9%. As a percentage of revenue, such expenses increased from 8% during the six months ended September 30, 1998 to 9% during the six months ended September 30, 1999. The increase was primarily attributable to promotional costs associated with the introduction of the universal port replicator and trade shows. The Company expects marketing and sales expense to increase in the future, although such expenses may vary as a percentage of revenue.

     General and Administrative Expenses

     General and administrative expenses primarily consist of salaries, facility costs, depreciation and other general operation costs. General and administrative expenses increased to $2,728,589 during the six months ended September 30, 1999 from $1,683,039 during the six months ended September 30, 1998. As a percentage of revenue, general and administrative expenses increased from 26% to 45%. This increase is primarily attributable to increased salaries and wages, employee recruitment costs, insurance and legal fees.

     Other Expense, Net

     Other expense, net in the six months ended September 30, 1999 increased by $650,884 to $699,150 from $48,266 in the six months ended September 30, 1998. The increase in other expenses was attributable to $709,243 of interest expense, which includes $544,439 attributable to equity incentives associated with bridge financing beginning in April 1999.

     Fiscal Year Ended March 31, 1999 compared to 1998

     Total Revenue

     Revenue for the year ended March 31, 1999 ("Fiscal 1999") amounted to $9,425,947 compared to $7,726,484 for the year ended March 31, 1998 ("Fiscal 1998"), an increase of 22%. The increase in revenue was principally due to increased unit sales of ZIP drives and increased unit sales of monitor stands.

     As a percentage of revenue, sales of our CD-ROMs amounted to 38% in Fiscal 1999 and 41% in Fiscal 1998, respectively. We believe that unit sales of CD-ROMs will continue to decline as the product life cycle comes to an end. Revenue from this product line is expected to decline as a percentage of our revenue as our other products achieve market acceptance. While we believe that sales of DVD's will replace some of the decrease in revenue attributable to CD-ROM's, our future results of operations will be highly dependent upon the success of our universal docking products.

     Gross Profit and Cost of Revenue

     Gross profit and gross profit percentage during Fiscal 1999 amounted to $3,337,398 and 35%, respectively, as compared to $3,265,540 and 42%, respectively, during Fiscal 1998. Our cost of revenue for Fiscal 1999 was $6,088,549 or 65% of revenue as compared to $4,460,944 or 58% of revenue during Fiscal 1998. The decrease in gross profit and corresponding increase in cost of revenue during Fiscal 1999 was principally due to a shift in our product mix to lower gross profit products, primarily ZIP drive products. The decrease was offset, in part, by increased sales of monitor stands, which provide a higher gross profit.

     Research and Development

     Research and development expenses amounted to $1,200,939 during Fiscal 1999 as compared to $890,944 during Fiscal 1998. As a percentage of revenue, research and development costs remained relatively constant. The increase in research and development expenses during Fiscal 1999 was principally due to increased personnel costs associated with the development of new products such as the port replicator and device dock as well as the continuing development of ZIP products for new notebooks. We expect research and development expenses to increase in the future, although such expenses may vary as a percentage of revenue.

     Sales and Marketing Expenses

     Sales and marketing expenses during Fiscal 1999 amounted to $1,086,265 as compared to $480,170 during Fiscal 1998, an increase of 126%. As a percentage of revenue, such expenses increased from 6% in Fiscal 1998 to 12% in Fiscal 1999. The increase in marketing and sales expenses during Fiscal 1999 was due primarily to the increase in personnel and promotional activities. We expect marketing and revenue expenses to increase in the future, although such expenses may vary as a percentage of revenue.

     General and Administrative Expenses

     General and administrative expenses increased to $3,960,673 during Fiscal 1999 from $1,916,877 during Fiscal 1998. As a percentage of revenue, general and administrative expenses increased from 25% to 42%.

     This increase is primarily attributable to increased personnel costs. Technical personnel, sales representatives, and a management team were hired in order to guide us through our projected growth. We also moved our headquarters from Morgan Hill, CA to Scottsdale, AZ. Our new location contains over 40,000 square feet; 16,000 square feet of office space and 24,000 square feet of manufacturing and inventory stockroom. This location is substantially larger than our prior offices. We expect general and administrative expense to increase in the future, although such expenses may vary as a percentage of revenue.

LIQUIDITY AND CAPITAL RESOURCES

     We have historically funded our operations primarily through cash generated from operations and lending institutions. Net cash used in operating activities amounted to $2,698,440 during the six months ended September 30, 1999. Net cash used in operating activities amounted to $52,726 during the six months ended September 30, 1998. The increase in cash used in operating activities is primarily attributed to an increased net loss. Net cash used in operating activities amounted to $702,828 and $444,212 during Fiscal 1999 and Fiscal 1998, respectively. This 58% increase was primarily the result of an increased net loss and an increase in inventory and other assets.

     Accounts receivable were $834,383 at March 31, 1999, compared to $1,084,527 at March 31, 1998. Days sales outstanding ("DSO") were 37 days at March 31, 1999 compared to 34 days at March 31, 1998. We expect that accounts receivable will increase as revenue increases and as revenue from international and OEM customers represent a higher percentage of our total revenue. While to date we have not experienced significant losses related to accounts receivable, there can be no assurance that we will not experience losses related to accounts receivable in the future.

     Net cash used in investing activities amounted to $85,874 and $155,232 during the six months ended September 30, 1999 and 1998, respectively. The decrease is primarily attributable to a reduction in property and equipment purchases. Net cash used in investing activities amounted to $211,044 and $273,929 during Fiscal 1999 and Fiscal 1998, respectively. The increase primarily reflects the net purchase of property and equipment used in operations.

     Net cash provided by financing activities amounted to $2,766,326 and $47,196 during the six months ended September 30, 1999 and 1998, respectively. The increase was primarily due to an increase in notes payable and the Merger with JLL. Net cash provided by financing activities amounted to $869,116 and $620,195 during Fiscal 1999 and Fiscal 1998, respectively. The increase was primarily from notes payable.

     As of March 31, 1999, we had two collateralized bank-revolving lines of credit with balances of $83,000 and $599,120 bearing interest at the lender's prime rate plus 2.0% and 3.5%, respectively. As of September 30, 1999, the outstanding amounts due under these lines of credit totaled $229,713. The lines of credit were paid in full on October 6, 1999.

     Prior to the Merger, we issued Bridge Notes (aggregate principal amount of $1,775,000) and certain additional promissory notes at an interest rate of 10% per annum paid annually in arrears.

     Bridge Notes in the principal amount of $1,075,000 at an interest rate of 10% are due at the earlier of (i) one year from the date of issuance; or (ii) our completion of an equity financing transaction of at least $3,000,000. The holders of $925,000 principal amount of these Bridge Notes have converted such notes into common stock. Bridge Notes in the principal amount of $700,000 at an interest rate of 10% are due on the earlier of (i) one year from the date of issuance; or (ii) our completing a financing transaction in the amount of $4,000,000. The holder of $550,000 principal amount of these Bridge Notes has converted such notes into common stock.

     We issued additional promissory notes in the aggregate principal amount of $778,259 at an interest rate of 10% due on the earlier of (i) one year from the date of issuance; and (ii) our completing a financing transaction in the amount of $4,000,000. The holders of these notes have converted $547,253 of outstanding indebtedness due thereunder into an aggregate of 359,081 shares of Common Stock.

     Finally, during July and August 1999, we issued promissory notes in the aggregate principal amount of $650,000 at an interest rate of 10% which is due on the earlier of (i) two years from the date of issuance; and (ii) our completing a financing transaction in the amount of $5,000,000. The holders of $200,000 principal amount of these Bridge Notes have converted such notes into Common Stock.

     Upon completion of the Merger, we obtained $1,000,000; representing the proceeds from the sale of Common Stock prior to the Merger. The Merger Agreement provided for the completion of a private placement to yield gross proceeds of $2,000,000 to $6,000,000, (including for this purpose the conversion of certain indebtedness). In this connection, we commenced a private offering (the "Private Offering") of shares of our Common Stock seeking to raise a minimum of $2,000,000 and a maximum of $6,000,000. On November 26, 1999, we conducted the initial closing of the Private Offering pursuant to which we obtained gross proceeds of $2,000,000 from the sale of 666,667 shares of Common Stock. The Private Offering will continue until February 15, 2000.

     We believe that our existing negative working capital and borrowing capacity, coupled with the funds generated from our operations, will be insufficient to fund our anticipated working capital, capital expenditures and debt payment requirements through March 31, 2000. We will require an additional $5,000,000 in a combination of new capital and the conversion of indebtedness to execute on our operations plan. In the longer term, unless we can generate significantly greater cash flow from operations, we will likely require additional sources of liquidity to fund future growth. Such sources of liquidity may include additional equity offerings or debt financing. In the normal course of business, we evaluate acquisitions of businesses, products and technologies that complement our business.

     We intend to continue to pursue strategic investment in products, technologies or distribution networks in order to broaden our product lines and to provide a more complete solution to the mobile computer user. We may acquire businesses, products or technologies in the future. There can be no assurance that we will not require additional financing in the future or, if we were required to obtain additional financing in the future, that sources of capital will be available on terms favorable to us, if at all.

YEAR 2000 COMPLIANCE

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field which recognized "00" as 1900 rather than 2000. These date code fields will need to accept four digit year entries to distinguish 21st century dates from 20th century dates. To address such "Year 2000" issues, we established a Year 2000 Project Team which is currently in phase four of its five-phase plan to assess the Company's Year 2000 compliance. In prior phases, we identified the following three key areas critical to successful Year 2000 compliance: products, financial and information systems and third-party relationships.

     We have successfully completed testing of current products and products under development and do not believe there is significant risk of noncompliance. There can be no assurance that certain previous releases of our products, which are no longer under support, will prove to be Year 2000 compliant.

     We have completed our initial evaluation, analysis and testing of our core internal systems and we do not currently expect any significant issues to be identified during further review, however, further inquiry and review is expected to continue throughout 1999. Our failure to correct any issues with internal systems could result in material disruption to our operations.

     We have completed our initial assessment of the readiness of third-party business partners, including significant vendors and customers. The assessment of the compliance of third party business partners is on-going and is also expected to continue throughout 1999. Even where assurances are received from third parties there remains a risk that failure of systems and products of other companies on which we rely could have a material adverse effect on us.

     Contingency plans will be developed if it appears that we, or our key suppliers, will not be year 2000 compliant, and such noncompliance is expected to have a material adverse impact on our operations. Since no material non-compliance has been detected, no contingency plans have been developed.

     Based on the work done to date, we have not incurred material costs and do not expect to incur future material costs to address the Year 2000 problem for our systems and products. At this time, we cannot reasonably estimate the potential impact on our financial position, results of operations and cash flows if internal systems are found to be noncompliant or if key suppliers, customers and other business partners do not become Year 2000 compliant on a timely basis.

     Because many companies may need to upgrade or replace computer systems and software to comply with Year 2000 requirements, we believe that the purchasing patterns of customers and potential customers may be affected by Year 2000 issues as companies expend significant resources to upgrade their current software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase products such as those offered by us, which could have a material adverse effect on our business, results of operations and cash flows.

     The foregoing statements are based upon our best estimates at the present time, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors.

SEASONALITY

     We believe the markets for our products are somewhat seasonal, with a higher proportional share of total sales occurring in the fourth fiscal quarter (first calendar quarter) and a sales slowdown commonly occurring during the first fiscal quarter (second calendar quarter). See "DESCRIPTION OF BUSINESS - Seasonality And Other Fluctuations Of Revenue."

INFLATION

     We do not believe that inflation has to date had a material impact on our operations.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income. SFAS No. 130 requires that an enterprise report, by major components and as a single total, the change in its net assets from non-owner sources during the period. There were no differences between net loss and comprehensive net loss for the years presented.

     In June 1998, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued, which establishes accounting and reporting standards for derivative instruments and hedging activities which are required for fiscal quarters beginning after June 15, 1999. On May 20, 1999, the FASB issued an Exposure Draft, which would have the effect of deferring the effective date of SFAS No. 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000. On July 7, 1999, the FASB adopted the Exposure Draft as SFAS No.
137. This statement requires balance sheet recognition of derivatives as assets or liabilities measured at fair value. Accounting for gains and losses resulting from changes in the values of derivatives is dependent on the use of the derivative and whether it qualifies for hedge accounting. On a preliminary basis, we do not believe that eventual adoption will have a significant impact on our financial statements.

                             DESCRIPTION OF BUSINESS

General Development of Business and Overview

     CNF, Inc. was incorporated under the laws of the State of California in 1988 to design, manufacture and market computer peripheral devices and accessories. Over time our business has evolved so that we currently focus our resources exclusively on peripherals and accessories for laptop computers. Our operations are conducted from offices in Scottsdale, Arizona. Prior to our relocation to Scottsdale, Arizona in July 1998, we operated in Morgan Hill, California.

     From inception in 1988 until the Merger with JLL on June 8, 1999, we operated as a independent privately held corporation. By virtue of the Merger, we became a non-reporting public company whose shares are eligible for quotation on the OTC Bulletin Board.

     We design, manufacture and market portable computer peripherals and accessories. We provide a broad range of affordable, easy-to-use devices that make the functionality and power of desktop computers available to portable computer users. Our current products include:

     o internal high-capacity removable storage devices for various notebook computers (including Zip and LS/120 SuperDisk drives)

     o  portable DVD-ROM drives

     o  portable CD-ROM drives

     o  universal bay replicators branded as deviceDOCK's(TM)

     o  monitor stands

     o  numeric keypads

     o  proprietary and universal auto adapters

     o  universal port replicators

     o universal docking stations (planned introduction during the next fiscal year)

Universal Port Replicator and Docking Systems

     The universal port replicator and universal docking station enable users of almost any make or model of PC based portable computer to essentially turn their portable computer into a desktop computer. These devices link portable computers to a network, a full-size monitor, keyboard, mouse, an array of external and internal peripherals using parallel, serial, USB, SCSI-2, EIDE, etc. connections. The universal docking stations will also include PCI expansion capability.

     Prior to our introduction of universal docking solutions all existing docking stations were compatible with only one particular PC model. Such "proprietary" docking solutions are more expensive and less flexible than our universal docking products. We believe that our universal docking products will expand the overall size of the estimated docking market for a number of reasons. First, several notebook manufacturers have removed the proprietary docking connector from their notebooks (e.g., IBM ThinkPad 240 and Toshiba Satellite
2500). Accordingly, the only way to "dock" with these notebooks is through a universally compatible product such as ours. Second, since a universal product requires a retailer to only carry one product, we believe that retailers can add incremental revenue by offering docking solutions to their customers without stocking a multitude of different products. Third, we believe that universal solutions open up entirely new applications for docking such as multi-brand notebook environments, guest offices, hotel rooms, conference centers, service bureaus and kiosks.

Industry Background

     According to International Data Corporation, a market research firm ("IDC"), the portable computer market is the fastest growing segment of the personal computer industry. Growth in this market has been fueled by advances in computer technology and the increasing demand for computer mobility. IDC predicts that the portable computer market (excluding handheld devices) will grow at a compounded annual rate of 15% from 14.1 million units in 1997 to approximately 25 million units in the year 2001. In addition, the handheld companion market (as defined by IDC) is expected to grow at a compounded annual rate of over 40% from 3 million units in 1997 to approximately 13 million units by 2001. We believe this translates to an addressable potential market of at least $2 billion per year for portable peripheral products.

     Coupled with this trend toward portability, there is an increased demand for computers that are smaller and lighter but have functionality and convenience similar to the traditional desktop computer. To meet this demand, there has been an increased use of peripherals and accessories such as high capacity storage devices, DVD drives, CD-ROM drives, keypads, auto adapters, monitor stands, port replicators, docking stations, and Universal Serial Bus
(USB) devices which enable users to maximize their computer's portability while enhancing its functionality.

     To make these smaller computers more convenient to use in the office and home, port replicators and docking stations have been developed to allow users easy connections to networks, full-size monitors, keyboards, and other peripheral devices providing portable computer users with all of the features and functionality of a traditional desktop computer. IDC reported that 74% of all notebook computers sold in 1997 served as the users' primary computer. Sherwood research reported that 19% of all notebook buyers use a Docking Station and 22% of users use a Port Replicator.

     Port replicators provide users with ports for utilizing peripherals such as a standard-size keyboard, mouse and monitor, as well as connecting to other devices such as an Ethernet network, printer, modem, etc. The main function of a port replicator is to connect peripherals to a notebook in a fast and convenient manner. This allows users to take their notebook home or on the road with maximum convenience.

     Docking stations include basic port replicator features, as well as more advanced capabilities such as PC card slots, internal drive bays for storage devices, and PCI/ISA slots. Docking stations enable the user to expand the notebook into a virtual desktop computing device. Attaching and releasing the portable computers from the port replicator or docking station is typically a one-step procedure that takes seconds to complete compared to the burdensome task of attaching or releasing each external device separately. When the portable computer is detached from the connectivity product, all external devices connected to the connectivity product stay in place, ready to be reattached.

     Currently, close to 100% of the docking station market is served internally by the various portable computer OEMs ("Original Equipment Manufacturers"). These OEMs have historically designed port replicators and docking stations for their makes and models of portable computers and subcontracted these products for assembly to various vendors. Because computer OEMs primarily focus on providing the latest technological capabilities with strong price and performance characteristics for portable computers, their development of port replicators and docking stations has often been a secondary focus. The port replicators and docking stations developed by OEMs are generally expensive, lack configuration flexibility and are often available only well after the computer model is launched. Additionally, OEMs generally retool each generation of portable computers and have not created standardized port replicators and docking stations that are independent of model or manufacturer.

     Because user demand for high performance portable computers has fueled the growth in the port replicator and docking station markets, there is a large opportunity to provide a complete, cost-effective connectivity solution that is independent of manufacturer and model. In this context, we believe that we have a significant opportunity to create a new mobile computing product category with the introduction of our universal port replicators and docking stations, thereby creating a significant additional market opportunity. We believe that the universal aspects of these products will open new market segments for docking, including hotels, kiosks, guest offices and service bureaus.

Products

     We currently offer seven major product lines: (i) internal Zip and SuperDisk drives; (ii) external bay replicators; (iii) portable optical storage devices like DVD and CD-ROM drives; (iv) external numeric keypads; (v) monitor stands; (vi) auto adapters; and (vii) universal port replicators. During the current fiscal year, we plan to introduce a universal docking station. The key features of the our products are summarized in the following table:


--------------------------------------------------------------------------------
Product                                              Features
-------                                              --------
InnerBay(TM) Notebook Zip Drives
--------------------------------
Toshiba Tecra 8000 series, Tecra 520-550 and         100 MB storage; 400% faster than an external parallel port Zip
Satellite Pro 440-490                                drive; 40% faster than an external SCSI Zip drive; designed for
HP OmniBook 4100 and 900 series                      the portable computer with low power consumption and
Dell Latitude CP series                              durability in mind

InnerBay(TM) SuperDisk LS-120 Drives
------------------------------------
Toshiba Tecra 8000, 520-550, Satellite Pro 440-      120 MB storage; 500% faster than a floppy drive. Backwards
490 and Satellite 220-225                            compatible with 1.44MB floppy disks.

deviceDOCK(TM) - External Bay Replicator
----------------------------------------
Toshiba Tecra SelectBay1                             Allows simultaneous use of multiple internal devices transforms
IBM 755, 760, 765 UltraBay1                          proprietary devices into universally compatible devices;

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Product                                              Features
-------                                              --------
                                                     eliminates need to purchase new peripherals when changing
                                                     portable computers. Attaches though PC Card interface.

Portable DVD & CD-ROM Drives
----------------------------
cardport 20x, 24x and 32x CD-ROM                     20x, 24x and 32x CD-ROM; 2x generation DVD-ROM; draws
cardportDVD - with software MPEG-2                   power directly from the portable computer via the PCMCIA
                                                     connection; Plug and Play; compatible with most major portable computers.

Universal Docking Products
--------------------------
theBUS Universal Port Replicator - School Bus        Works on most portable computers with a Type II
Yellow or Transit Black                              PCMCIA/CardBus slot providing 10Base-T Ethernet, video port,
theBUS Universal Port Replicator - with              serial port, parallel port, keyboard and mouse ports.
Ethernet


Universal Docking Station (Yet to be
-------------------------
announced)

Universal Keypads
-----------------
PS/2 Numeric Keypad Black                            18-key numeric keypad; connects via serial or PS/2 port;
PS/2 Numeric Keypad White                            professional typist tactile feel.
PS/2 Numeric Keypad Grey
PS/2 Numeric Keypad for IBM ThinkPad
Serial Numeric Keypad - Black
Serial Numeric Keypad - Ivory

Universal Monitor Stands
------------------------
Monitor Stand Black                                  Creates space for portable computer on the desktop with access to all ports; supports a 150 pound monitor, ergonomically height adjustable.

Auto Adapters
-------------
Pocket Power II 100w - Universal Auto                Generates AC power from 12V DC cigarette plug; the most
Adapter                                              compact, lightweight 100-watt inverter on the market.

Panasonic Auto Adapter
----------------------                               Powers select Panasonic notebooks with a simple connection to a
Panasonic Auto Adapter- Hard Wire                    cigarette plug.
--------------------------------------------------------------------------------

Product Development

     We operate in an industry that is subject to rapid technological change and shifting consumer demands. As a result, our future success depends in significant part on our ability to continually develop and introduce, in a timely manner, new products with improved features and to develop and manufacture these products at an affordable cost. Accordingly, in order to maintain our competitive position in the market, we must continually enhance our existing products and develop new products.

     Two elements drive our product development strategy. First, our ear-to-the-market discipline of proactively exploring which new products are demanded by our customers. Through discussions with an OEM customer, for example, we developed the idea to design and develop an InnerBay(TM) Zip drive for the customer's line of portable computers. The customer had been unable to develop a Zip drive for its line because the Zip drive mechanism was too large to fit into the inner bay of the portable computer. CNF's InnerBay(TM) Zip drives for this customer's line of portable computers began shipping in December 1998. Our development team has also provided novel solutions to similar problems experienced by other OEM customers.

     The second element of our product development strategy is an emphasis on bringing new products to market quickly. Our development team can take a new product from concept to prototype in several weeks. Similarly, we believe that, on average, we can take new products from prototype to beta version in several months.

     Our product development is managed by a team that includes electrical, mechanical and software engineers, marketing and sales personnel, project managers and component buyers, as well as manufacturing and operations representatives. The average industry experience of the team members is in excess of 10 years, and certain members are individually named in over 10 patents and 25 patent applications.

     Our engineers start the design process in-house using computer aided design ("CAD") workstations. Printed circuit boards are laid out, and the files are sent electronically to partner printed circuit board houses in the United States and Taiwan. These partner companies generally return the printed circuit boards within one to five days. Concurrent with the design of custom printed circuit boards and metal components, we design prototypes for any plastic components in the product. For such plastic prototyping, we use stereolithography, a process that produces an exact replica of a design on a CAD workstation in one to four days. The newly formed parts are then painted and have the appearance of a final tooled and molded part. While the hardware components are being designed and manufactured, any software code necessary for the product is developed by our software team, which includes two individuals who have in excess of 17 years experience as software developers.

     We use product prototypes to begin compatibility testing, regulatory testing, form and fit testing, ergonomic testing, and thermal tests. We also use the prototypes to garner early market/customer feedback before hard tooling takes place. Once any final product changes have been implemented in the design files, the files are sent electronically to a partner company in Taiwan that cuts steel molds using computer aided machining and some hand processing. The molding process utilized generally requires approximately 8 to 10 weeks, which we believe is substantially faster than many of our competitors. After the new product is developed, but before it begins shipping, we test the product in our product assurance lab for various issues, including compatibility, power consumption, drop testing, and software issues.

     Although we believe we have the human resources to effectively develop new products and respond to market forces, we can give no assurance that we will be successful in developing, manufacturing and marketing new and enhanced products that meet both the performance and price demands of the market. It is uncertain that we will have sufficient capital resources to develop and market new products on a longer-term basis. See "RISK FACTORS."

Manufacturing

     We focus our manufacturing efforts on producing high-quality products while at the same time minimizing costs. Our manufacturing operations are located at our headquarters in Scottsdale, Arizona and consist mainly of materials procurement, final assembly, testing, quality assurance and shipping.

     Low-cost suppliers in Taiwan perform the vast majority of the manufacturing of our products. Local manufacturing is used to ramp up new products and to satisfy orders requiring the most immediate delivery. Some of our products, including the monitor stands and external numeric keypads, are manufactured in their entirety by third parties. Our current significant supplier or third-party manufacturing relationships include: Goldteck International, Inc.; Ditron Manufacturing; Iomega; Mitsubishi Electronics; Performance Mold & Engineering; and TYI Systems Limited. We oversee the Taiwanese manufacturers through a liaison. We are also able to monitor the manufacturing lines of one of our key suppliers via live Internet transmissions. Finally, our representatives visit suppliers on a regular basis.

     Certain select components used in our products are currently available from a limited number of suppliers. Disruption in service by any of our manufacturers or our suppliers could lead to supply constraints or delays in the delivery of our products. This could have a material adverse effect on our business. See "RISK FACTORS."

Sales And Marketing

     Prior to 1998, we marketed and sold our products primarily through direct sales to OEMs and corporate users of portable computers. Since 1998, we have marketed and sold our products primarily through indirect channels, including wholesale distributors, OEMs and resellers.

     Our key distributors include Ingram Micro and Merisel Americas, Incorporated. During the six months ended September 30, 1999, sales to Ingram Micro accounted for 33% of our revenue and sales to Merisel America accounted for 51% of our revenue. In the year ended March 31, 1999, sales to Ingram Micro accounted for 14% and sales to Merisel America accounted for 5% of our revenues. We intend to increase our sales through distributors in the future.

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

     In international markets, we have agreements with 22 distributors located in more than 18 foreign countries. During the six months ended September 30, 1999, international sales represented 7% of revenues. During the year ended March 31, 1999, international sales represented 10% of revenues. We expect that international sales will continue to comprise a similar proportion of our revenues in the future.

     We believe that fostering the distribution of our products through cooperation agreements and alliances with a variety of key companies within the computer and consumer electronic industries, is a critical element of our strategic goal of being "the first name you think of once you buy or sell a notebook computer."

     We work directly with the major portable computer manufacturers to achieve approval of our products as "Standard" or "Approved" products for use with the manufacturers' portable computers. In many cases, we agree to place the logo of the manufacturer of the portable computer for which a given peripheral has been designed on the approved product. We believe that these approvals result in increased sales of our products to corporations, which account for 60-70% of US portable computer sales. Most corporations only allow their employees and purchasing managers to purchase portable computer peripherals that are approved by the manufacturer of the portable computer in question.

     A significant portion of our products are sold as approved or standardized products of a given portable computer manufacturer. However, in the year ended March 31, 1999, 15% of our revenues were derived from OEM sales, when such sales are strictly defined as direct sales to portable computer manufacturers. The vast majority of our products, even those that bear the logo of the portable computer manufacturer, are primarily sold through indirect industry channels, including distributors and resellers, with the approval of the portable computer manufacturer. We plan to introduce new OEM products during the second half of calendar 1999.

     We support our direct and indirect channels with our own sales and marketing organization. We manage our sales and marketing activities primarily from our offices in Scottsdale, Arizona. Our field and in-house sales and marketing staff is largely responsible for generating end user demand for our products by soliciting prospective customers, providing technical advice with respect to our products and working closely with distributors to sell our products. Our sales and marketing staff actively participate with distributors and resellers in the selling process, which provides end users with the level of support needed for the successful integration of solutions in enterprise networks.

     Additionally, our sales force concentrates on providing "Fortune 1000" companies with solutions for their laptop users. Many of these companies use "standards lists" to test and approve products and only allow their employees to purchase products from such lists. The goal of the sales force is to penetrate these "standards lists."

     We provide some of our distributors and resellers with limited product return rights for stock rotation. We also provide most of our distributors and resellers with price protection rights. Price protection rights require that we grant retroactive price adjustments for inventories of our products held by distributors or resellers if we lower our prices for such products.

     We believe that our sales strategy of working closely with OEM's to approve products, working with the distributors to make the product available, and working directly with the corporate end-users to standardize the product provides us with a competitive advantage.

Backlog

     Because our customers typically require prompt delivery of products and a substantial majority of our sales are booked and shipped in the same quarter, the timing and volume of customer orders are difficult to forecast. Accordingly, we typically operate with a relatively small order backlog. Further, sales are generally made pursuant to standard purchase orders that can be rescheduled, reduced or canceled with little or no penalty. We believe that our backlog at any given time is not a meaningful indicator of future revenue.

Seasonality And Other Fluctuations Of Revenue

     We believe the markets for our products are somewhat seasonal, with a higher proportional share of total sales occurring in the fourth fiscal quarter (first calendar quarter) and a sales slowdown commonly occurring during the first fiscal quarter (second calendar quarter). Sales in a given period may also be influenced by new product introductions, component supply availability, working capital availability, and other factors. Revenues and growth rates for any prior quarter are not necessarily indicative of revenues or growth rates to be expected in any future quarter. Like other firms in the information technology industry, we anticipate that during the second half of calendar 1999, revenues may be adversely affected by the postponement or cancellation of information technology spending due to concerns relative to Year 2000 issues.

Service and Support

     We believe that service and support are critical components of end user satisfaction and the success of our business. Our support includes a toll-free technical support hotline to provide a range of telephone support to our distributors, dealers and end-user customers as well as fax back, e-mail and online Internet support. The service and support group also handles product returns and updates.

Competition

     The market for computer products, in general, is intensely competitive, subject to rapid technological change, and sensitive to new product introductions or enhancements, and marketing efforts by industry participants. The principal competitive factors affecting the markets for our product offerings include price, corporate and product reputation, innovation with frequent product enhancement, breadth of integrated product line, product design, functionality and features, product quality, performance, ease-of-use, and support. We can give no assurance that we can maintain our competitive position against current or potential competitors, especially those with greater financial, marketing, service, support, technical or other competitive resources.

     We currently compete primarily with the internal design efforts of OEMs. These OEMs, as well as a number of our potential non-OEM competitors, generally have larger technical staffs, more established and larger marketing and sales organizations and significantly greater financial resources than we do. Although we believe that we have a proprietary position with respect to our technologies, which could pose a competitive barrier for companies seeking to develop or sell competing products in our markets, we can give no assurance that such competitors will not be able to respond more quickly to new or emerging technologies and changes than we can, or develop products that are superior to our products or that achieve greater market acceptance. We can give no assurance that we will be able to compete successfully against our competitors or that the competitive pressures that we face will not have a material adverse effect on our business, results of operations and financial condition.

     Our competitors include notebook manufacturers such as Toshiba, IBM and Compaq, as well as third party suppliers such as Mobility Electronics, EXP, VST Technologies, Port/Targus, and Extended Systems.

     Our future success will depend, in large part, upon our ability to increase our share of our target market and to sell additional products and product enhancements to existing customers. Future competition may result in price reductions, reduced margins or decreased sales, which, in turn, would have a material adverse effect on our business, results of operations and financial condition.

Proprietary Rights

     We rely on a combination of patent, copyright and trademark laws, trade secrets, nondisclosure agreements and technical measures to protect our technology. While we currently intend to vigorously enforce our intellectual property rights, we can give no assurance that the steps we take to protect our technology and enforce our rights will be successful or that we will have the resources to do so. We have four patents pending in the United States and eight patents pending in over 21 other countries. The categories of patent applications include: universal docking and port replication solutions, data multiplexing, power management, and external and internal device solutions. In August 1999, we were granted a Notice of Allowance from the United States Patent and Trademark Office for the issuance of a patent for our Digitari Universal Docking and Port Replication Technologies. On or about October 28, 1999 the Australian Patent Office issued us a patent for our Digitari Universal Docking and Port Replication Technolgies. In August 1999, we were issued a patent from the United States Patent and Trademark Office for our Universal Device Dock Technologies.

     The process of seeking patent protection can be expensive and time consuming. We can give no assurance that patents will issue from pending or future applications or that if issued, these patents will not be challenged, invalidated or circumvented, or that the rights granted to us will provide meaningful protection or other commercial advantage. Also, we can give no assurance that any patents that we obtain will provide us with substantial value or protection, that their validity will not be challenged, that affirmative defenses to infringement will not be asserted or that we will have the financial resources to protect such patents.

     Due to the rapid technological change that characterizes our industry, we believe that the success of our products will also depend on the technical competence and creative skill of our personnel in addition to legal protections afforded our existing drive and disk technology. As is typical in our industry, from time to time, we have been, and may in the future be, notified of claims that may be infringing certain patents, trademarks and other intellectual property rights of third parties. It is not possible to predict the outcome of these claims and we can give no assurance that these claims will be resolved in our favor. If one or more of these claims is resolved unfavorably, we can give no assurance that the outcomes will not have a material adverse effect on our business or financial results.

     Our industry has been characterized by significant litigation relating to infringement of patents and other intellectual property rights. We can give no assurance that future intellectual property claims will not result in litigation. If infringement were established, we could be required to pay substantial damages or be enjoined from manufacturing and selling the infringing product(s) in one or more countries, or both. In addition, the costs of engaging in intellectual property litigation may be substantial regardless of outcome, and we can give no assurance that we will be able to obtain any necessary licenses on satisfactory terms. Certain technology used in our products is licensed on a royalty-bearing basis from third parties. The termination of a license arrangement could have a material adverse effect on our business and financial results.

Facilities

     Our executive offices and production facilities are located at 7722 East Gray Road, Scottsdale, Arizona. The office space consists of approximately 16,000 square feet of leased space. The production facility consists of approximately 24,000 square feet of leased space and houses two production lines. The warehouse has four overhead truck doors for incoming and outgoing materials as well as an industrial freight lift. Both facilities are leased under an agreement which expires in April, 2001. We believe that our present facilities will provide adequate space for our business activities and production for the foreseeable future.

Employees

     As of December 1, 1999, we had approximately 66 employees (approximately 21 in operations, 14 in engineering, 23 in sales and marketing and 8 in administration). None of our employees are covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Legal Proceedings

     We are not a party to any material legal proceedings, although we are involved from time to time in routine litigation incident to business.

                                   MANAGEMENT

Directors and Executive Officers

     The following sets forth certain information regarding each of the directors and executive officers of the Company.

           Name                                       Age        Position
           ----                                       ---        --------
           Paul Charles                               38         Chairman of the Board of Directors

           David Thompson                             44         Interim Chief Executive Officer, Chief
                                                                 Financial Officer and Secretary

           R. Daniel Rudich                           29         Vice President of Marketing

           Frank Layland                              42         Vice President of Operations

     The following is a brief summary of the business experience of each of the above-named individuals:

     Paul Charles founded CNF, Inc. in 1988 and currently serves as Chairman of the Company's Board of Directors. Mr. Charles had served as President and Chief Executive Officer of the Company until November 15, 1999. Mr. Charles has been primarily responsible for product design, development and innovation and has been instrumental in the development of each of the Company's principal products. Between 1985 and 1988 Mr. Charles worked for International Business Machines in cost accounting and inventory control management, where he distinguished himself by instituting various cost savings initiatives. Mr. Charles earned a Bachelor's degree in Finance and Accounting from Brigham Young University in 1985.

     David Thompson was appointed the Interim Chief Executive Officer of the Company on November 15, 1999. He has served as the Chief Financial Officer and Secretary since January 1998. Prior to joining the Company, he was the Chief Financial Officer and Vice President of Information for International Computer Graphics, Inc. ("ICG"), a leading wholesale distributor of computer monitors and video cards. Prior to joining ICG, Mr. Thompson operated his own accounting practice where he specialized in working with closely held corporations involved in mergers, acquisitions, private placements and other financing transactions. Mr. Thompson graduated from Eastern Washington University with a Bachelor's degree in Business Administration with an emphasis in professional accounting.

     R. Daniel Rudich has served as the Company's Vice President of Marketing since December 1997. Prior to joining the Company, he was the worldwide Product Manager for notebook Zip products at Iomega Corporation where he was responsible for the development and marketing of the notebook Zip drive. Prior to his position with Iomega, Mr. Rudich held various marketing positions at Compaq Computer Corporation and Matrox Electronics. He graduated from McGill University in Montreal, Canada with a Bachelor of Commerce degree in Marketing and International Business and earned an MBA from Yale University.

     Frank Layland has served as the Company's Director of Operations since August 1998. Between 1985 and 1998, Mr. Layland served as a Project Operations Manager for Lockheed Martin Corporation where he was principally involved with governmental contracts. Mr. Layland has experience managing subcontractors, monitoring costs, production schedules and quality control. He graduated from Brigham Young University with a Bachelor of Science in Business Management.

Board of Directors

     All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Officers are elected annually by the Board of Directors and serve at the discretion of the Board.

     Mr. Charles is currently the sole director of the Company. In conjunction with the Merger, the Company agreed to maintain a Board of Directors in which Mr. Charles would have one (1) designee, provided the Board consists of less than five (5) members, and two (2) designees if the Board consists of five (5) or more members. It is anticipated that additional persons will be appointed to the Board of Directors.

Directors Compensation

     Directors who are also officers of the Company receive no additional compensation for serving on the Board of Directors, other than reimbursement of reasonable expenses incurred in attending meetings. The Company has not yet formulated a policy regarding the compensation, if any, of non-employee directors.

     Executive Compensation


     The following table provides certain summary information concerning compensation paid to or accrued by CNF's Chief Executive Officer, and all other executive officers who earned more than $100,000 (salary and bonus) (the "Named Executive Officers") for all services rendered in all capacities to CNF (and its predecessors) during the fiscal years ended March 31, 1997, 1998 and 1999:

Summary Compensation Table

                                                                                        Long-Term
                                                                                       Compensation
                                              Annual Compensation                         Awards
                                      ----------------------------------          ----------------------
                                                                                  Restricted
Name and Principal            Fiscal                        Other Annual          Stock         Options/
Position                      Year    Salary      Bonus     Compensation(1)       Awards        SARs (#)
---------                     ----    ------      -----     ------------          ------        --------
Paul Charles(2)               1999     $150,000      --             --                --       --
President and Chief           1998     $117,243      --             --                --       --
Executive Officer             1997     $110,993   $288,871          --                --       --

David Thompson(3)             1999     $150,000      --             --                --        339,277(4)
Interim Chief Executive       1998      $18,367      --             --                --       --
Officer, Chief Financial
Officer and Secretary

R. Daniel Rudich(5)           1999     $100,000      --              --               --        203,565(4)
Vice President of Marketing   1998      $28,353      --              --               --

--------------------------
(1) With respect to each of the executive officers named in the table, if not separately reported, the aggregate amount of perquisites and other personal benefits, securities or property received was less than either $50,000 or 10% of the total annual salary and bonus reported for such executive officer.

(2) Mr. Charles resigned his position as President and Chief Executive Officer of the Company effective November 15, 1999.

(3) Mr. Thompson commenced his employment with CNF on January 1, 1998. Effective November 15, 1999, Mr. Thompson was appointed as the interim Chief Executive Officer of the Company.

(4) Consists of options to purchase shares of Series A Preferred Stock which were issued in exchange for options to purchase shares of CNF common stock in connection with the Merger.

(5) Mr. Rudich commenced his employment with CNF on December 1, 1997.

OPTION/SAR GRANTS TABLE

                                     Option/SAR Grants in the Last Fiscal Year
======================================================================================================================
                                                  Individual Grants
----------------------------------------------------------------------------------------------------------------------
                                                                % of Total
                                                               Options/SARs
                                                                Granted to         Exercise or
                                         Options/SARs          Employees in         Base Price         Expiration
Name                                    Granted (#)(1)         Fiscal Year            ($/Sh)              Date
----------------------------------------------------------------------------------------------------------------------
Paul Charles                                      __               __                  __                 __
Chairman of the Board of Directors
----------------------------------------------------------------------------------------------------------------------

David Thompson                               339,277               41%                  $.24         April 15, 2008
Interim Chief Executive Officer,
Chief Financial Officer and
Secretary
----------------------------------------------------------------------------------------------------------------------

R. Daniel Rudich                             203,565               25%                  $.24         April 15, 2008
Vice President of Marketing
======================================================================================================================

(1) Consists of options to purchase shares of Series A Preferred Stock which were issued in exchange for outstanding options to purchase shares of CNF, Inc. common stock in connection with the merger.

Employment Arrangements

     The Company has entered into employment agreements with Messrs. Charles, Thompson, Rudich and Layland. The employment agreements are for a term of three
(3) years commencing May 19, 1999, provide for annual base salaries of, $125,000, $208,000, $85,000 and $85,000, respectively, and an annual merit based discretionary bonus to be determined by the Board of Directors or Compensation Committee. Mr. Rudich's salary will be increased to $120,000, upon the Company reporting two consecutive profitable quarters. Mr. Thompson's agreement provides for a mandatory bonus for the fiscal year ending March 31, 2000 equal to $21,000 in the event that the Company achieves the first of the financial performance targets set forth within the Certificate of Designation for the Company's Series A Convertible Preferred Stock and an additional $10,500 for each additional financial performance target the Company's achieves. See "DESCRIPTION OF SECURITIES - Preferred Stock." Mr. Rudich's agreement provides for the payment of a commission equal to $0.35 for each unit of CNF InnerBay ZIP(TM), CNF Digitari and all products developed by the Company subsequent to January 1, 1998 which are sold and paid for subject to a maximum commission of $200,000 per year.

     All executives are entitled to participate in the Company's fringe benefit programs, any incentive plan adopted by the Company and to reimbursement for certain company-related travel expenses. Each of the agreements provide for termination "for cause" which includes failure to achieve individual or corporate performance goals as determined by the Board of Directors of the Company or executive management. Commencing on or about May 19, 2000, any executive may be terminated without cause at the discretion of the Board of Directors of the Company. In the event of a termination without cause, certain of the executives are entitled to receive severance pay in the form of salary continuation for an additional period of one year.

     The agreements contain standard clauses regarding confidentiality, non-compete and non-solicitation of customers, suppliers and employees. The agreements also provide for the executive to disclose all works and inventions to the Company, assign any and all patents to the Company and for all copyrightable material created by any executive during the term of his employment to be the property of the Company.

Outstanding Options; Stock Incentive Plan

     In connection with the Merger, the Company assumed CNF, Inc.'s 1997 Equity Incentive Plan (the "CNF Plan"). The CNF Plan provided for the grant of options to purchase up to 602,026 shares of CNF common stock to employees, officers, directors and consultants of CNF, Inc. The CNF Plan provided for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") and the grant of non-qualified stock options at exercise prices not less than the fair market value at the date of grant in the case of incentive stock options and not less than ninety (90%) of the fair market value at the date of grant for non-qualified options. The CNF Plan also provided for the issuance of restricted stock awards.

     As of the closing of the Merger, CNF, Inc. had granted options (the "CNF Options") to purchase an aggregate of 405,658 shares of CNF, Inc.'s common stock to certain officers and employees of CNF, Inc. The CNF Options were granted during the fiscal year ended March 31, 1999, expire ten (10) years from the date of grant and vest twenty-five percent (25%) after the first year and in ratable installments each subsequent month over the following three (3) years. The CNF Options were issued at exercise prices ranging from $.50 to $2.50 per share. In connection with the Merger, the Company assumed the CNF Options which now represent the right to purchase an aggregate of up to 836,790 shares of Series A Preferred Stock of the Company (of which 44,350 have been cancelled) at exercise prices ranging from $.24 to $1.21 per share. At this time, the Company's Board of Directors does not intend to issue any additional options under the CNF Option Plan.

     The Board of Directors does, however, intend to adopt a stock incentive plan and have such plan approved by the Company's stockholders. It is anticipated that any such plan will cover the grant of incentive and non-qualified options as well as the issuance of restricted stock awards and stock appreciation rights to officers, directors, key employees and consultants of the Company. The proposed plan will likely cover the issuance of options to purchase ten percent (10%) of the total number of then outstanding shares of the Common Stock of the Company and will be administered by the Board of Directors or a committee thereof.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Loans to Officers

     In February 1997, the Company loaned Paul Charles $195,000 under a promissory note payable in full on February 14, 2002 at an interest rate of 8% per annum. This note was paid in full on August 14, 1998.

Agreements with Officers and Directors

     The Company has entered into employment and option agreements with Messrs. Charles, Thompson, Rudich and Layland. See "MANAGEMENT - Employment Arrangements," - "Outstanding Options; Stock Incentive Plan" and "Executive Compensation."

Amendment to Merger Agreement

     Effective November 15, 1999, the Company entered into an agreement with Paul Charles and Synergy Group International, Inc., a principal stockholder of the Company ("Synergy"), which amended certain provisions of the Merger Agreement. Specifically, Mr. Charles agreed to resign his position as Chief Executive Officer and to surrender 1,000,000 of the shares of Series A Preferred Stock issued to him in the Merger. The agreement also amended the provisions of the Merger Agreement relating to the private financing obligations. These consisted of reducing the minimum required proceeds from $3,000,000 to $2,000,000, including the conversion of indebtedness as proceeds and amending the escrow provisions relating to the 4,000,000 shares of Common Stock owned by Synergy and others to secure the funding obligations. As amended, 2,000,000 of these shares were released upon the Company realizing gross proceeds of $2,000,000, an additional 1,000,000 shares will be released upon the Company realizing $4,000,000 of gross proceeds and the remaining 1,000,000 shares will be released upon the Company realizing $6,000,000 of gross proceeds. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT -- Material Escrow Arrangements."

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of November 29, 1999 information with respect to the securities holdings of all persons which the Company, pursuant to filings with the Securities and Exchange Commission, has reason to believe may be deemed the beneficial owners of more than 5% of the Company outstanding Common Stock. Also set forth in the table is the beneficial ownership of all shares of the Company's outstanding stock, as of such date, of all officers and directors, individually and as a group.

                                               Shares Owned Beneficially                    Percentage of
           Name and Address                        and of Record (1)                     Outstanding Shares
           ----------------                        -----------------                     ------------------
Paul Charles                                          4,157,000(2)                             26.8%
7722 East Gray Road
Scottsdale, AZ  85260

David Thompson                                          134,299(3)                              1.2%
7722 East Gray Road
Scottsdale, AZ  85260

R. Daniel Rudich                                         80,579(4)                                *
7722 East Gray Road
Scottsdale, AZ  85260

Frank Layland                                            12,033(5)                                *
7722 East Gray Road
Scottsdale, AZ  85260

Vincent J. Marold                                     1,477,500(6)                             12.8%
c/o Synergy Group
International, Inc.
3725 East Sunrise Drive
Tucson, AZ  85718

Fincord Holding Corp.                                   725,000                                 6.4%
P.O. Box 4608
Great Neck, NY  11203

Geneco Investment Corp.                                 578,000                                 5.1%
220 E. 42nd Street, 12th Floor
New York, NY  10017

Godwin Finance Limited                                  700,000(7)                              6.2%
Whitehill House
Newby Road
Hazel, Cheshire
England  SK7 50A

William J. Meris                                        765,000                                 6.7%
8652 East Carrie Drive
Scottsdale, AZ  85200

All Directors                                         4,383,911                                27.8%
And Executive Officers as a Group (4
persons)

---------------
*Represents less than 1% of the outstanding shares of Common Stock.

(1) The securities "beneficially owned" by a person are determined in accordance with the definition of "beneficial ownership" set forth in the rules and regulations promulgated under the Exchange Act, and accordingly, may include securities owned by and for, among others, the spouse and/or minor children of an individual and any other relative who has the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or which such person has the right to acquire within 60 days after the date of this Prospectus pursuant to the exercise of options, or otherwise. Beneficial ownership may be disclaimed as to certain of the securities. This table has been prepared based on 11,352,830 shares of Common Stock outstanding as of November 29, 1999.

(2) Consists of 4,157,000 shares issuable upon conversion of Series A Preferred Stock. The number of shares issuable upon conversion is subject to adjustment up to a maximum of 9,353,250 shares. See "DESCRIPTION OF SECURITIES."

(3) Consists of shares issuable upon exercise of options to purchase 134,299 shares of Series A Preferred Stock which shares are convertible into a like number of shares of Common Stock. The number of shares issuable upon such conversion is subject to adjustment to a maximum of 302,173. See "DESCRIPTION OF SECURITIES." Does not include 204,978 shares issuable upon exercise of options to purchase 204,978 shares of Series A Preferred Stock which are subject to vesting.

(4) Consists of shares issuable upon exercise of options to purchase 80,579 shares of Series A Preferred Stock which shares are convertible into a like number of shares of Common Stock. The number of shares issuable upon such conversion is subject to adjustment to a maximum of 181,303. See "DESCRIPTION OF SECURITIES." Does not include 122,986 shares issuable upon exercise of options to purchase 122,986 shares of Series A Preferred Stock which are subject to vesting.

(5) Consists of shares issuable upon exercise of options to purchase 12,033 shares of Series A Preferred Stock which shares are convertible into a like number of shares of Common Stock. The number of shares issuable upon such conversion is subject to adjustment to a maximum of 27,074. See "DESCRIPTION OF SECURITIES." Does not include 29,223 shares issuable upon exercise of options to purchase 29,223 shares of Series A Preferred Stock which are subject to vesting.

(6) Includes 477,500 shares owned of record by Synergy Group International, Inc. of which Mr. Marold is the sole shareholder.

(7) Includes 750,000 shares owned of record by Meris Capital Partners, L.P. which Mr. Meris is deemed to beneficially own.

Material Escrow Arrangements

     2,000,000 shares of the Company's outstanding Common Stock have been deposited into escrow and remain subject to cancellation upon the terms set forth in a certain escrow agreement entered into in connection with the Merger. Specifically, certain historic shareholders of the Company, including Vincent J. Marold, have deposited these shares into escrow to secure an obligation under the Merger Agreement to complete a private placement which provides the Company with proceeds of between $2,000,000 and $6,000,000 (inclusive of the conversion of certain indebtedness) by no later than on or about February 15, 2000. These shares will be released based on the gross proceeds realized by the Company completion of the private placement and conversion of indebtedness and the conversion of certain indebtedness. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS - Amendment To Merger Agreement."

     2,000,000 of the shares of Series A Preferred Stock issued to Mr. Charles under the Merger Agreement were subject to cancellation upon the terms set forth in a separate escrow agreement by and between the Company and Mr. Charles. These shares were deposited into escrow to secure Mr. Charles' indemnification obligations under the Merger Agreement with respect to certain representations, warranties and covenants thereunder. Provided that there were no claims for indemnification under the Merger Agreement pending against Mr. Charles, 1,000,000 of these shares were subject to release on or about December 8, 1999 and the remainder were subject to release on or about December 8, 2000. Pursuant to an amendment to the Merger Agreement, Mr. Charles agreed to surrender for cancellation the 1,000,000 shares which were subject to release from escrow on or about December 8, 2000. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS - Amendment To Merger Agreement."

                            DESCRIPTION OF SECURITIES

Common Stock

     The Company is authorized to issue 50,000,000 shares of Common Stock, $.0001 par value per share, of which 11,352,830 are outstanding as of the date of this Prospectus.

     Holders of Common Stock have equal rights to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor. Holders of Common Stock have one vote for each share held of record and do not have cumulative voting rights.

     Holders of Common Stock are entitled, upon liquidation of the Company, to share ratably in the net assets available for distribution, subject to the rights, if any, of holders of any preferred stock then outstanding. Shares of Common Stock are not redeemable and have no preemptive or similar rights. All outstanding shares of Common Stock are fully paid and nonassessable.

Preferred Stock

     Within the limits and restrictions provided in the Certificate of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 15,000,000 shares of preferred stock, $.0001 par value per share (the "Preferred Stock"), in one or more series, and to fix, as to any such series, any dividend rate, redemption price, preference on liquidation or dissolution, sinking fund terms, conversion rights, voting rights, and any other preference or special rights and qualifications.

     Series A Convertible Preferred Stock. The Board of Directors of the Company has authorized the designation of 6,000,000 shares of Preferred Stock as "Series A Convertible Preferred Stock" of which 4,163,188 are outstanding. The Company has also issued options to purchase an additional 792,440 shares of Series A Preferred Stock. The following describes the material features of the Series A Preferred Stock which are more fully set forth in the Company's Certificate of Designation on file with the Delaware Secretary of State.

     The Series A Preferred Stock is essentially a common stock equivalent. The Series A Preferred Stock does not have a liquidation preference, does not provide for a preferred dividend other than those declared by the Company's Board of Directors out of funds legally available therefor and votes on an as converted into common stock basis. Commencing on the date of issuance, each share of Series A Preferred Stock is convertible into one (1) share of common stock. Thereafter, the conversion ratio is subject to upward adjustment based on the Company achieving certain financial performance targets as reflected in the Company's audited results of operation for the fiscal year ending March 31, 2000 (the "Audited Financial Statements") as follows:

                                                                                Shares of common stock to be
                                                                               issued upon conversion of each
                     Financial Performance Target                             Share of Series A Preferred Stock
                     ----------------------------                             ---------------------------------
Gross Revenues of $22.5 million and Net Income of $900,000                                  1.5

Gross Revenues of $38.25 million and Net Income of $1.53 million                            1.75

Gross Revenues of $51 million and Net Income of $2.04 million                               2.00

Gross Revenues of $64 million and Net Income of $2.56 million                               2.25

     The Financial Performance Targets with respect to Gross Revenues and Net Income shall be considered to have been achieved if actual Gross Revenues or Net Income, as applicable, as reported in the Audited Financial Statements are within 10% of the targeted amount. All shares of Series A Preferred Stock which have not been converted shall automatically convert into common stock upon the earlier of (i) the completion of the Audited Financial Statements; and (ii) June 30, 2000.

Dividend Policy

     The Company has never paid cash dividends on its Common Stock. The Board of Directors does not anticipate paying cash dividends in the foreseeable future as it intends to retain future earnings, if any, to finance the growth of the business. The payment of future cash dividends will depend on such factors as earnings levels, anticipated capital requirements, the operating and financial condition of the Company and other factors deemed relevant by the Board of Directors.

Delaware Anti-Takeover Law and Provisions of Company's Certificate of Incorporation

     As the Company's shares become more widely held, listed on NASDAQ or on a national exchange, to which there can be no assurance, the Company will be governed by Section 203 of the General Corporation Law of the State of Delaware (the "GCL"), an anti-takeover law. In general, the law prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. "Business combinations" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with its affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. The provisions regarding certain business combinations under the GCL could have the effect of delaying, deferring or preventing a change in control of the Company or the removal of existing management. A takeover transaction frequently affords stockholders the opportunity to sell their shares at a premium over current market prices.

     As described above, the Company's Board of Directors is authorized without further stockholder action, to designate any number of series of Preferred Stock with such rights, preferences and designations as determined by the Board. Shares of Preferred Stock issued by the Board of Directors could be utilized, under certain circumstances, to make an attempt to gain control of the Company more difficult or time consuming. For example, shares of Preferred Stock could be issued with certain rights that might have the effect of diluting the percentage of common stock owned by a significant stockholder or issued to purchasers who might side with management in opposing a takeover bid that the Board of Directors determines is not in the best interest of the Company and its stockholders. The existence of the Preferred Stock may, therefore, be viewed as having possible anti-takeover effects. A takeover transaction frequently affords stockholders the opportunity to sell their shares at a premium over current market prices.

Transfer Agent

     The transfer agent for the Company's securities is StockTrans, Inc., 7 East Lancaster Avenue, Ardmore, Pennsylvania 19003, (610) 649-7300.

                            SELLING SECURITY HOLDERS

     The Selling Security Holders identified in the following table are offering for sale 1,756,624 shares of Common Stock. These shares include:

     o  1,606,624 shares of Common Stock

     o 150,000 shares of Common Stock which may be issued upon the conversion of Series A Preferred Stock

     We previously issued these shares of Common Stock and Series A Preferred Stock in private placement transactions. 850,000 of these shares are being offered by directors, officers or principal stockholders of the Company.

     Of the 1,756,624 share of Common Stock being offered by the Selling Security Holders, 852,082 shares are subject to lock-up agreements with the Company. The lock-up agreements prohibit the offer or sale of these shares until nine (9) months after the date of this Prospectus.

     The Selling Security Holders may offer their shares of Common Stock for sale from time to time at market prices prevailing at the time of sale or at negotiated prices, and without payment of any underwriting discounts or commissions except for usual and customary selling commissions paid to brokers or dealers. See "PLAN OF DISTRIBUTION."

     The following table sets forth as of November 29, 1999 the number of shares being held of record or beneficially by the Selling Security Holders and provides by footnote reference any material relationship between the Company and the Selling Security Holder, all of which is based upon information currently available to the Company.

                                       Beneficial Ownership of
                                       Selling Security Holder                           Beneficial Ownership of
                                        Prior to Offering (1)                           Shares After Offering (2)
                                     -----------------------------  Number of Shares   ----------------------------
Name of Selling Security Holder          Number        Percent     Offered Hereby (2)      Number        Percent
-------------------------------          ------        -------     ------------------      ------        -------
Paul Charles (3)                      4,157,000          26.8%           150,000        4,007,000         26.1%
Enrico E. DiVito, DDS                    35,918          *                35,918                0         -
Michael G. Glynn                         97,500          *                87,500           10,000         *
Keith and Carol Henrichsen               11,507          *                 5,754            5,753         *
Imperium Capital Corporation            250,000          2.2%            250,000                0         -
Lawrence Kaplan                         347,574          3.1%            173,787          173,787         1.53
Allen and Jane Kelsey                    35,890          *                35,890                0         -
Lindzon Capital Partners (4)            186,562          1.6%            126,562           60,000         *
Meris Capital Partners, L.P. (5)        750,000          5.97%           700,000           50,000         *
Blair Portigal                           71,822          *                71,822                0         -
Harold Rubenstein                       113,151          1.01%            83,151           30,000         *
Rochelle and Shelden Terman              36,240          *                36,240                0         -

                                                         TOTAL         1,756,624
                                                                       =========

-------------
* Represents less than 1% of the outstanding shares of Common Stock

(1) Applicable percentage of ownership is based on 11,352,830 shares of Common Stock outstanding as of November 29, 1999, plus any common stock equivalents held by such holder.

(2) Assumes that all shares are sold pursuant to this offering and that no other shares of Common Stock are acquired or disposed of by the Selling Security Holders prior to the termination of this offering.

    Because the Selling Security Holders may sell all, some or none of their shares or may acquire or dispose of other shares of Common Stock, we cannot estimate the aggregate number of shares which will be sold in this offering or the number or percentage of shares of Common Stock that each Selling Security Holder will own upon completion of this offering.

(3) Mr. Charles is the Chairman of the Board of Directors and a principal stockholder of the Company. See "MANAGEMENT" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

(4) Lindzon Capital Partners is an investment fund managed by Howard Lindzon who beneficially owns an additional 332,500 shares of Common Stock and 6,188 shares of Series A Preferred Stock.

(5) Under applicable SEC Rules, these shares are deemed to be beneficially owned by William J. Meris, a principal stockholder of the Company. SEE "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."


     Under agreements with the Selling Security Holders, the Company will pay all offering expenses except the fees and expenses of any counsel and other advisors that the Selling Security Holders may employ to represent them in connection with the offering and all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares.

                              PLAN OF DISTRIBUTION

     The Selling Security Holders have not advised us of any specific plan for distribution of the shares offered hereby, but it is anticipated that the shares will be sold from time to time by the Selling Security Holders or by pledgees, donees, transferees or other successors in interest. Such sales may be made on the OTC Bulletin Board, any exchange upon which our shares may trade in the future, over-the-counter, or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by one or more of the following:

     o a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker or dealer for its account pursuant to this Prospectus;

     o ordinary brokerage transactions and transactions in which the broker solicits purchases;

     o  through options, swaps or derivatives;

     o  in privately negotiated transactions;

     o  in transactions to cover short sales;

     o  through a combination of any such methods of sale; or

     o in accordance with Rule 144 under the Securities Act, rather than pursuant to this Prospectus.

     The Selling Security Holders may sell their shares directly to purchasers or may use brokers, dealers, underwriters or agents to sell their shares. Brokers or dealers engaged by the Selling Security Holders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions, discounts or concessions from the Selling Security Holders, or, if any such broker-dealer acts as agent for the purchaser of shares, from the purchaser in amounts to be negotiated immediately prior to the sale. The compensation received by brokers or dealers may, but is not expected to, exceed that which is customary for the types of transactions involved. Broker-dealers may agree with a Selling Security Holder to sell a specified number of shares at a stipulated price per share, and, to the extent the broker-dealer is unable to do so acting as agent for a Selling Security Holder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the Selling Security Holder. Broker-dealers who acquire shares as principal may thereafter resell the shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions. In connection with resales of the shares, broker-dealers may pay to or receive from the purchasers of shares commissions as described above.

     The Selling Security Holders and any broker-dealers or agents that participate with the Selling Security Holders in the sale of the shares may be deemed to be "underwriters" within the meaning of the Securities Act. In that event, any commissions received by broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     From time to time the Selling Security Holders may engage in short sales, short sales against the box, puts and calls and other hedging transactions in our securities, and may sell and deliver the shares in connection with such transactions or in settlement of securities loans. These transactions may be entered into with broker-dealers or other financial institutions. In addition, from time to time, a Selling Security Holder may pledge its shares pursuant to the margin provisions of its customer agreements with its broker-dealer. Upon delivery of the shares or a default by a Selling Security Holder, the broker-dealer or financial institution may offer and sell the pledged shares from time to time.

     Of the 1,756,624 shares of Common Stock being offered by the Selling Security Holders, 852,082 shares are subject to lock-up agreements with the Company. The lock-up agreements prohibit the offer or sale of these shares until nine (9) months after the date of this Prospectus.

     We will not receive any proceeds from the sale of the shares. We will pay the expenses of preparing this Prospectus and the related registration statement. The Selling Security Holders have been advised that they are subject to the applicable provisions of the Exchange Act, including without limitation, Rules 10b-5 and Regulation M there under.

                                  LEGAL MATTERS

     Certain legal matters, including the validity of the Shares being issued, will be passed upon for the Company by Buchanan Ingersoll Professional Corporation, Eleven Penn Center, 1835 Market Street, 14th Floor, Philadelphia, PA 19103.

                                     EXPERTS

     The financial statements as of March 31, 1999 and 1998 and for each of the two years in the period ended March 31, 1999 included in this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Company's ability to continue as a going concern), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN GET MORE INFORMATION

     We have filed a Registration Statement on Form SB-2 with the SEC. This Prospectus, which forms a part of that Registration Statement, does not contain all of the information included in the Registration Statement and the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and, where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made. You may review a copy of the Registration Statement at the SEC's public reference room in Washington, D.C., and at the SEC's regional offices in Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Registration Statement can also be reviewed by accessing the SEC's Internet site at http://www.sec.gov. As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC.

                             CNF TECHNOLOGIES, INC.

                          INDEX TO FINANCIAL STATEMENTS


FINANCIAL STATEMENTS OF THE COMPANY
CNF TECHNOLOGIES, INC.

Independent Auditor's Report.................................................F-2

Financial Statements
         Balance Sheets......................................................F-3
         Statements of Operations............................................F-4
         Statements of Shareholder's (Capital Deficiency) Equity.............F-5
         Statements of Cash Flows............................................F-6
         Notes to Financial Statements.......................................F-7

INDEPENDENT AUDITORS' REPORT


Board of Directors
CNF Technologies, Inc.
Scottsdale, Arizona

We have audited the accompanying balance sheets of CNF Technologies, Inc. (formerly CNF, Inc.) (the "Company") as of March 31, 1999 and 1998, and the related statements of operations, shareholder's (capital deficiency) equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at March 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company's recurring losses from operations, negative working capital, and shareholders' capital deficiency raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are described in Note 13. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


DELOITTE & TOUCHE LLP
Phoenix, Arizona

May 25, 1999 (June 11, 1999 as to paragraph 1 of Note 1, paragraph 2 of Note 4, and paragraphs 4, 5 and 7 of Note 13)

CNF TECHNOLOGIES, INC.
(Formerly CNF, Inc.)

BALANCE SHEETS
SEPTEMBER 30, 1999 AND MARCH 31, 1999 AND 1998

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                       March 31,
                                                                             September 30,      -----------------------
ASSETS                                                                          1999              1999          1998
                                                                             (Unaudited)
CURRENT ASSETS:
  Cash and cash equivalents                                                     $ 166,675       $ 184,663     $ 229,419
  Accounts receivable - trade (net of allowance of $390,000,
    $390,000 and $330,000 at September 30, 1999, March 31, 1999
    and 1998, respectively)                                                     2,043,536         834,383     1,084,527
  Accounts receivable - employees and other                                         4,326          31,736       118,128
  Inventories (Note 2)                                                          1,647,513       1,656,001     1,505,140
  Prepaid expenses and other current assets                                       164,580         112,782       314,729
  Income tax receivable                                                            95,717          95,717        30,732
                                                                              -----------     -----------   -----------
           Total current assets                                                 4,122,347       2,915,282     3,282,675
PROPERTY AND EQUIPMENT - Net (Note 3)                                             628,581         582,233       338,261
NOTE RECEIVABLE FROM RELATED PARTY (Note 9)                                         7,609           9,906        95,000
OTHER ASSETS                                                                       30,670          31,266        14,054
                                                                              -----------     -----------   -----------
TOTAL                                                                         $ 4,789,207     $ 3,538,687   $ 3,729,990
                                                                              ===========     ===========   ===========
LIABILITIES AND SHAREHOLDER'S (CAPITAL DEFICIENCY) EQUITY
CURRENT LIABILITIES:
  Accounts payable - trade                                                    $ 3,764,547     $ 3,642,535   $ 2,101,691
  Accounts payable - related party                                                                    345        10,000
  Lines of credit (Note 4)                                                        229,713         682,120       672,135
  Short-term obligations (Note 5)                                                                 503,259
  Short-term obligations - related parties (Note 5)                             2,675,000         397,551
  Accrued compensation                                                            311,483         225,716       144,626
  Accrued expenses                                                                515,923         437,050       139,113
  Current portion of capital leases (Note 7)                                       32,379          17,826
  Current portion of notes payable (Note 5)                                        54,156          71,623        62,279
                                                                              -----------     -----------   -----------
           Total current liabilities                                            7,583,201       5,978,025     3,129,844
CAPITAL LEASES (Note 7)                                                            84,416          67,136
NOTES PAYABLE (Note 5)                                                            167,465         220,163       259,758
                                                                              -----------     -----------   -----------
           Total liabilities                                                    7,835,082       6,265,324     3,389,602
                                                                              -----------     -----------   -----------
COMMITMENTS AND CONTINGENCIES (Notes 1, 7, 10, 12 and 13)
SHAREHOLDER'S (CAPITAL DEFICIENCY) EQUITY (Note 6):
  Preferred stock, par value of $.0001:  15,000,000 shares authorized;
    5,163,188 shares issued and outstanding at September 30, 1999                     516
  Common stock, par value of $.0001: 50,000,000 shares authorized;
    9,591,981 shares issued and outstanding at September 30, 1999                     959
  Common stock, no par value: 25,000,000 shares authorized; 2,503,000 and 2,500,000 shares issued and outstanding as of March 31, 1999
    and 1998, respectively                                                                          1,000         1,000
  Additional paid-in capital                                                    2,048,466           7,500
  (Deficit) retained earnings                                                  (5,095,816)     (2,735,137)      339,388
                                                                              -----------     -----------   -----------
           Total shareholder's (capital deficiency) equity                     (3,045,875)     (2,726,637)      340,388
                                                                              -----------     -----------   -----------
TOTAL                                                                         $ 4,789,207     $ 3,538,687   $ 3,729,990
                                                                              ===========     ===========   ===========

See notes to financial statements.

CNF TECHNOLOGIES, INC.
(Formerly CNF, Inc.)

STATEMENTS OF OPERATIONS

--------------------------------------------------------------------------------------------------------------------------
                                                                   Six Months Ended
                                                                     September 30,                Years Ended March 31,
                                                             ---------------------------       ---------------------------
                                                                 1999            1998             1999             1998
                                                                      (Unaudited)

REVENUES (Note 11)                                           $ 6,114,459      $6,593,389       $ 9,425,947      $7,726,484

COST OF REVENUES                                               3,865,261       4,311,580         6,088,549       4,460,944
                                                             -----------      ----------       -----------      ----------

           Gross profit                                        2,249,198       2,281,809         3,337,398       3,265,540
                                                             -----------      ----------       -----------      ----------

OPERATING EXPENSES:
  General and administrative                                   2,728,589       1,683,039         3,960,673       1,916,877
  Research and development                                       631,735         487,963         1,200,939         890,944
  Sales and marketing                                            550,403         506,536         1,086,265         480,170
                                                             -----------      ----------       -----------      ----------

           Total operating expenses                            3,910,727       2,677,538         6,247,877       3,287,991
                                                             -----------      ----------       -----------      ----------

LOSS FROM OPERATIONS                                          (1,661,529)       (395,729)       (2,910,479)        (22,451)
                                                             -----------      ----------       -----------      ----------

OTHER INCOME (EXPENSE):
  Interest income                                                  1,863             177            20,528           1,070
  Interest expense                                              (709,243)        (60,149)         (248,342)        (68,552)
  Other income                                                     8,230          11,706            18,568          31,766
                                                             -----------      ----------       -----------      ----------

           Other expense - net                                  (699,150)        (48,266)         (209,246)        (35,716)
                                                             -----------      ----------       -----------      ----------

LOSS BEFORE INCOME TAX (BENEFIT)
  PROVISION                                                   (2,360,679)       (443,995)       (3,119,725)        (58,167)

(BENEFIT) PROVISION FOR INCOME
  TAXES (Note 8)                                                                                   (45,200)         21,100
                                                             -----------      ----------       -----------      ----------

NET LOSS                                                     $(2,360,679)     $ (443,995)      $(3,074,525)     $  (79,267)
                                                             ===========      ==========       ===========      ==========


BASIC AND DILUTED LOSS PER SHARE -
  Applicable to common shareholders                          $     (0.31)     $    (0.18)      $     (1.23)     $    (0.03)
                                                             ===========      ==========       ===========      ==========

BASIC AND DILUTED WEIGHTED AVERAGE
  SHARES OUTSTANDING - Basic and diluted                       7,518,417       2,500,000         2,500,250       2,500,000
                                                             ===========      ==========       ===========      ==========


See notes to financial statements.

CNF TECHNOLOGIES, INC.
(Formerly CNF, Inc.)

STATEMENTS OF SHAREHOLDER'S (CAPITAL DEFICIENCY) EQUITY

------------------------------------------------------------------------------------------------------------------------------------

                                                                                                               Total
                                     Preferred Stock        Common Stock      Additional      Retained     Shareholder's
                                  -------------------  --------------------    Paid-in        Earnings    Equity (Capital
                                    Shares     Amount    Shares      Amount    Capital       (Deficit)      Deficiency)
BALANCE,
  APRIL 1, 1997                                         2,500,000    $1,000                 $   418,655       $ 419,655

    Net loss                                                                                    (79,267)        (79,267)
                                                       ----------    ------                 -----------     -----------

BALANCE,
  MARCH 31, 1998                                        2,500,000     1,000                     339,388         340,388

    Common stock issued
      (Note 5)                                              3,000                $ 7,500                          7,500

    Net loss                                                                                 (3,074,525)     (3,074,525)
                                                       ----------    ------   ----------    -----------     -----------

BALANCE,
  MARCH 31, 1999                                        2,503,000     1,000        7,500     (2,735,137)     (2,726,637)

    Net loss (unaudited)                                                                     (2,360,679)     (2,360,679)

    Retirement of
      CNF, Inc. stock
      (unaudited) (Note 13)                            (2,503,000)   (1,000)                                     (1,000)

    Issuance of new
     stock (Notes 6 and 13):

        Preferred stock
          (unaudited)             5,163,188    $ 516                                                                516

        Common stock
          (unaudited)                                   9,591,981       959    2,040,966                      2,041,925
                                  ---------    -----   ----------    ------   ----------    -----------     -----------
BALANCE,
  SEPTEMBER 30, 1999
  (unaudited)                     5,163,188    $ 516    9,591,981    $  959   $2,048,466    $(5,095,816)    $(3,045,875)
                                  =========    =====   ==========    ======   ==========    ===========     ===========


See notes to financial statements.

CNF TECHNOLOGIES, INC.
(Formerly CNF, Inc.)

STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------------------------------------------------
                                                                       Six Months
                                                                   Ended September 30,            Years Ended March 31,
                                                               --------------------------       -------------------------
                                                                   1999            1998             1999           1998
                                                                       (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                     $(2,360,679)     $(443,995)      $(3,074,525)   $  (79,267)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
      Depreciation and amortization                                 84,085         60,838           140,323        60,797
      Amortization of discount on note payable
        subject to 50% conversion (Note 5)                         503,259
      Loss (gain) on sales of assets                                 3,122         (1,409)            8,233
      Deferred income taxes - net                                                                                 (12,557)
      Expenses satisfied with issuance of common stock              60,174                            7,500
      Expenses associated with merger                              (50,250)
      Changes in assets and liabilities:
        Accounts receivable - trade                             (1,209,153)       (67,253)          250,144      (802,276)
        Accounts receivable - other                                 27,409         27,159            86,392      (102,926)
        Inventories                                                  8,488        641,561          (150,861)     (931,665)
        Prepaid expenses and other assets                          (51,202)      (173,126)          184,735      (248,997)
        Accounts payable - trade                                   122,012       (143,584)        1,540,844     1,654,744
        Accounts payable - related party                              (345)        (9,510)           (9,655)
        Income tax receivable                                                                       (64,985)      (24,806)
        Accrued compensation                                        85,767         24,520            81,090        25,310
        Accrued expenses                                            78,873         32,073           297,937        17,431
                                                               -----------      ---------       -----------    ----------
           Net cash used in operating activities                (2,698,440)       (52,726)         (702,828)     (444,212)
                                                               -----------      ---------       -----------    ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment                              (88,171)      (250,232)         (296,138)     (273,929)
  Loan to officer                                                                                    (9,906)
  Collection of note receivable                                      2,297         95,000            95,000
                                                               -----------      ---------       -----------    ----------
           Net cash used in investing activities                   (85,874)      (155,232)         (211,044)     (273,929)
                                                               -----------      ---------       -----------    ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings (payments) on lines of credit, net                   (452,407)         8,668             9,985       672,135
  Loan and note payable                                                            36,892           540,151
  Notes payable - related party                                  2,302,449         39,000           397,551
  Equity transaction (Note 13)                                   1,000,000
  Principal payments on capital leases                              (4,178)        (4,032)          (11,429)
  Principal payments on notes payable                              (79,538)       (33,332)          (67,142)      (51,940)
                                                               -----------      ---------       -----------    ----------
           Net cash provided by financing activities             2,766,326         47,196           869,116       620,195
                                                               -----------      ---------       -----------    ----------
NET DECREASE IN CASH                                               (17,988)      (160,762)          (44,756)      (97,946)
CASH AND CASH EQUIVALENTS, BEGINNING
  OF PERIOD                                                        184,663        229,419           229,419       327,365
                                                               -----------      ---------       -----------    ----------
CASH AND CASH EQUIVALENTS, END OF PERIOD                       $   166,675      $  68,657       $   184,663    $  229,419
                                                               ===========      =========       ===========    ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
    Cash paid for interest                                     $    45,185      $  60,149       $   146,289    $   68,552
                                                               ===========      =========       ===========    ==========
    Cash paid for income taxes                                 $        --      $  19,000       $    20,635    $   59,429
                                                               ===========      =========       ===========    ==========
SUPPLEMENTAL SCHEDULE OF NONCASH
  INVESTING AND FINANCING ACTIVITIES:
    Issuance of common stock in connection with the
      conversion of notes payable                              $   528,259      $      --       $        --    $       --
                                                               ===========      =========       ===========    ==========
    Capital expenditures financed through obligations under
      capital leases                                           $    45,384      $  69,641       $    96,391    $       --
                                                               ===========      =========       ===========    ==========

See notes to financial statements.

CNF TECHNOLOGIES, INC.
(Formerly CNF, Inc.)

NOTES TO FINANCIAL STATEMENTS
SIX MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (Unaudited) AND
YEARS ENDED MARCH 31, 1999 AND 1998
--------------------------------------------------------------------------------

1. BUSINESS AND BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business - CNF Technologies, Inc. (formerly CNF, Inc.) (the "Company") was incorporated in California in June 1988. In July 1998, the Company relocated its corporate headquarters to Scottsdale, Arizona. The Company designs, manufactures and markets portable peripherals to notebook PC vendors, wholesale distributors, computer resellers, computer retail stores and corporate end users. As described in Note 13, on June 8, 1999, the Company completed a merger with JLL Ventures (Delaware) Corp., a Delaware Corporation, (JLL) and JLL ACQUISITIONS CORP., a Delaware corporation and wholly-owned subsidiary of JLL (JLL ACQUISITIONS). JLL subsequently changed its name to CNF Technologies, Inc. and JLL ACQUISITIONS changed its name to CNF Mobile Solutions, Inc.

Interim Period Presentation - The unaudited financial statements for the six months ended September 30, 1999 and 1998 have been prepared on the same basis as the audited financial statements included herein. In the opinion of management, such unaudited financial statements include all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results of operations and cash flows. The results of operations for the six months ended September 30, 1999 are not necessarily indicative of results that may be expected for the year ending March 31, 2000 or any future period.

Basis of Presentation - The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, during the six months ended September 30, 1999 and the years ended March 31, 1999 and 1998, the Company incurred net losses of $2,360,679 (unaudited), $3,074,525 and $79,267, respectively, and, as of
September 30, 1999 and March 31, 1999, the Company's current liabilities exceeded its current assets by $3,460,854 (unaudited) and $3,062,743, respectively, and its total liabilities exceeded its total assets by $3,045,875 (unaudited) and $2,726,637, respectively. These factors, among others, may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to comply with the terms and covenants of its financing agreements, to obtain additional financing or refinancing as may be required, and ultimately to attain successful operations. Management is continuing its efforts to obtain additional funds so that the Company can meet its obligations and sustain operations from sources that are described in Note 13 to the financial statements.

Summary of Significant Accounting Policies

a. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b. Cash and cash equivalents consist of cash held in bank demand deposits and highly liquid investments purchased with initial maturities of three months or less.

c. Inventories are stated at the lower of cost (first-in, first-out method) or market.

d. Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets of five to seven years. Leasehold improvements are amortized over the shorter of the estimated useful lives or the underlying lease term. The Company evaluates the recoverability of long-lived assets on an on-going basis.

e. Income Taxes - The Company accounts for income taxes using the asset and liability approach. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and operating loss and tax credit carryforwards measured by applying current enacted tax laws.

f. Revenue Recognition - Revenues, less reserves for returns, are generally recognized upon shipment to the customer. Title to the product transfers upon shipment to the customer. Revenues from sales to distributors and authorized resellers are subject to terms allowing certain rights of return and price protection rights. Accordingly, accruals for estimated future returns are provided for upon recognition of revenue. Such amounts are estimated based on historical rates of return, distributor inventory levels and other factors. At September 30, 1999, reserves of $390,000 (unaudited) were recorded by the Company for estimated future returns and bad debts. At March 31, 1999 and 1998, reserves of $390,000 and $330,000, respectively, were recorded by the Company for estimated future returns and bad debts.

g. Certain Significant Risks and Uncertainties - The Company participates in a dynamic high technology industry and believes that changes in any of the following areas, among others, could have a material adverse effect on the Company's future financial position or results of operations: advances and trends in new technologies and industry standards; competitive pressures in the form of new products; changes in certain strategic partnerships; litigation or claims against the Company based on intellectual property, patent, product, regulatory or other factors; risk associated with changes in domestic and international economic and/or political conditions or regulations; availability of necessary components; risks associated with year 2000 compliance; and the Company's ability to attract and retain employees necessary to support its growth.

h. Recently Issued Accounting Standards - In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income. SFAS No. 130 requires that an enterprise report, by major components and as a single total, the change in its net assets from non-owner sources during the period. There were no differences between net loss and comprehensive net loss for the years presented.

In June 1998, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued, which establishes accounting and reporting standards for derivative instruments and hedging activities which are required for fiscal quarters beginning after June 15, 1999. On May 20, 1999, the FASB issued an Exposure Draft, which would have the effect of deferring the effective date of SFAS No. 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000. On July 7, 1999, the FASB adopted the Exposure Draft as SFAS No. 137. This statement requires balance sheet recognition of derivatives as assets or liabilities measured at fair value. Accounting for gains and losses resulting from changes in the values of derivatives is dependent on the use of the derivative and whether it qualifies for hedge accounting. The Company has not yet determined the effect the adoption of SFAS No. 133 will have on its financial statements.

2.   INVENTORIES

     Inventories consist of the following:

                                                               March 31,
                                      September 30,    -------------------------
                                          1999            1999           1998
                                      -------------    ----------     ----------
                                      (Unaudited)

     Raw materials                     $  962,876      $1,011,970     $  575,675
     Work in process                       91,494          47,169
     Finished goods                       593,143         596,862        929,465
                                       ----------      ----------     ----------
     Inventories                       $1,647,513      $1,656,001     $1,505,140
                                       ==========      ==========     ==========

3.   PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                               March 31,
                                      September 30,     -----------------------
                                          1999            1999           1998
                                      -------------     ---------     ---------
                                      (Unaudited)

     Equipment                         $  849,825       $ 737,195     $ 414,872
     Furniture and fixtures                48,557          30,754        23,818
     Leasehold improvements                                               7,806
     Vehicles                              38,025          38,025         1,624
                                       ----------       ---------     ----------
     Total                                936,407         805,974       448,120
     Accumulated depreciation and
       amortization                      (307,826)       (223,741)     (109,859)
                                       ----------       ---------     ----------
     Property and equipment - net      $  628,581       $ 582,233     $ 338,261
                                       ==========       =========     =========

     Assets recorded under capital leases consist of the following:

                                                   September 30,      March 31,
                                                       1999              1999
                                                   -------------      ---------
                                                   (Unaudited)

     Equipment                                       $141,774         $ 96,391
     Accumulated amortization                         (24,156)         (12,932)
                                                     --------         --------
     Total                                           $117,618         $ 83,459
                                                     ========         ========

Depreciation and amortization expense was $84,085 and $60,838 for the six months ended September 30, 1999 and 1998 (unaudited), respectively. Depreciation and amortization expense was $140,323 and $60,797 for the years ended March 31, 1999 and 1998, respectively.

4.   LINES OF CREDIT

In August 1997, the Company borrowed $100,000 and $600,000 under two bank lines of credit, which bear interest at prime (7.75% at March 31, 1999 and 8.5% at March 31, 1998) plus 2 percent and 3.5 percent per annum, respectively. The Company had outstanding borrowings of $682,120 and $672,135 under the lines of credit as of March 31, 1999 and 1998, respectively. As described in Note 13, subsequent to March 31, 1999, the Company's lines of credit maturity dates were extended under a loan modification agreement. Per the loan modification agreement, on June 7, 1999 and on June 30, 1999, a $100,000 principal-only installment shall be due and payable. In addition, a $100,000 principal-only payment shall be due and payable upon execution of the loan modification agreement. Interest-only installments will be due and payable on the tenth day of each month. The remaining balance on the lines of credit was due and payable on July 31, 1999.

In accordance with the loan modification agreement, the Company made a $100,000 principal-only payment, as well as a $100,000 payment for execution of the loan modification agreement, on June 4, 1999.

The Company made an additional principal only payment in August 1999 in the amount of approximately $152,000 and negotiated a second loan modification agreement extending the maturity date to September 30, 1999 (unaudited). On October 6, 1999, the Company paid the final installment on its lines of credit (unaudited).

5.    DEBT

     Short-term obligations at consist of the following:


                                                                                      September 30,     March 31,
                                                                                          1999            1999
                                                                                      -------------     ---------
                                                                                      (Unaudited)
Note payable to a shareholder, unsecured, with interest at 10%, payable upon the earlier of the completion of a $3,000,000 financing transaction by the Company or March 19, 2000. 3,000 shares of common stock were
  issued to the investor as additional consideration.                                  $  100,000       $100,000

Notes payable to related-parties, unsecured, with interest at 10%, payable upon the earlier of the completion of a $4,000,000 financing transaction by the Company or February 22, 2000 ($250,000) and March 9, 2000 ($25,000).
  Holder of the note has the right to convert the note to shares of the
  Company's stock at a price equal to a 25% discount from the offering price in a subsequent offering of the Company's stock, should one occur. On July 15,
  1999, one party exercised its option to convert its $25,000 note, plus
  accrued interest of $892, to 11,507 shares of the Company's common stock.               250,000        275,000

Note payable to the president of the Company, unsecured, with interest at 10%.                            22,551
  at 10%.

Notes payable to four shareholders, unsecured, with interest at 10%, payable upon the earlier of the completion of a $3,000,000 financing transaction by the Company or one year from the date of the note (maturities range from April
  7, 2000 to May 6, 2000). 97,500 shares of common stock were issued to the four shareholders as additional consideration. Holders of the notes have the right to convert the notes to shares of the Company's stock at a price equal to a
  25% discount from the offering price in a subsequent
  offering of the Company's stock, should one occur.                                      975,000

Notes payable to four shareholders, unsecured, with interest at 10%, payable upon the earlier of the completion of a $4,000,000 financing transaction by the
  Company or one year from the date of the note (maturities range from
  May 26, 2000 to June 4, 2000).  70,000 shares of common stock were issued to the investors as additional consideration.  Holders of the notes have the right to convert the notes to shares of the Company's stock at a price equal to a
  25% discount from the offering price in a subsequent offering of the
  Company's stock, should one occur.                                                      700,000

Notes payable to eight shareholders, unsecured, with interest at 10%, payable upon the earlier of the completion of a $5,000,000 financing transaction by the Company or one year from the date of the note (maturities range from
  July 8, 2000 to August 18, 2000).  65,000 shares of common stock were issued
  to the investors as additional consideration.                                           650,000
                                                                                       ----------       --------
Total related-party short-term obligations                                              2,675,000        397,551

Note payable, unsecured, with interest at 10%, payable upon the earlier of the completion of a $4,000,000 financing transaction by the Company or
  January 8, 2000. Holder of the note had the right to convert the note to shares of the Company's stock at a price equal to a 50% discount from the offering price in a subsequent offering of the Company's stock, should one occur. On July 15, 1999, the holder of the note exercised the option to convert the $503,259 note, plus accrued interest of $18,102, to
  347,574 shares of the Company's common stock.                                                          503,259
                                                                                                        --------
Total short-term obligations                                                           $2,675,000       $900,810
                                                                                       ==========       ========

Long-term debt obligations consist of the following:

                                                                       September 30,             March 31,
                                                                                         -------------------------
                                                                          1999             1999           1998
                                                                        ---------        --------        --------
                                                                       (Unaudited)
Note payable to bank, unsecured, with interest at prime
  plus 2% (9.75% at March 31, 1999) payable
  in monthly installments of $1,068 through May 2001                                     $ 45,000        $ 65,000
Note payable to bank, unsecured, with interest at prime
  plus 2.25% (10% at March 31, 1999) payable in
  variable monthly installments through September 2003                  $ 200,914         220,871         257,037
Other notes payable                                                        20,707          25,915
                                                                        ---------        --------        --------
Total long-term obligations                                               221,621         291,786         322,037
Less current portion                                                      (54,156)        (71,623)        (62,279)
                                                                        ---------        --------        --------
Total long-term obligations                                             $ 167,465        $220,163        $259,758
                                                                        =========        ========        ========

Future annual maturities of the Company's long-term notes payable for the years subsequent to March 31, 1999 are as follows:

2000                                 $ 71,623
2001                                   77,177
2002                                   58,134
2003                                   55,149
2004                                   29,703
                                     --------
Total                                $291,786
                                     ========
6.   SHAREHOLDER'S EQUITY

Common Stock

In November 1997, the Board of Directors approved a 250-for-1 split of the outstanding shares of common stock. All share amounts in these financial statements have been adjusted to give retroactive effect to the stock split.

Stock Option Plan

In November 1997, the Board of Directors adopted the 1997 Equity Incentive Plan (the "Plan"). Under the Plan, the Company may grant options to purchase up to 602,026 shares of the Company's common stock to employees, officers, directors, and consultants at prices not less than the fair market value (as determined by the Board of Directors) at the date of grant for incentive stock options and not less than 90 percent of the fair market value at the date of grant for nonqualified stock options.

During fiscal 1999, the Company granted options of 405,658 shares of common stock to certain employees of the Company. These options expire ten years from the date of grant and vest over a four-year period, 25 percent after the first year and ratably each subsequent month for the balance of the four years. Vested options must be exercised within 45 days of termination of employment.

                                                                     Options Outstanding
                                                                  -------------------------
                                                 Options                        Exercise
                                                Available                        Price
                                                for Grant          Shares      Per Share
                                               ----------         --------   --------------
Balance, April 1, 1997                                 --

  Authorized                                      602,026

Balance, March 31, 1998                           602,026

  Granted                                        (405,658)         405,658   $0.50 to $2.50
                                               ----------         --------   --------------

Balance, March 31, 1999                           196,368          405,658   $0.50 to $2.50
                                                 ========         ========   ==============


In June 1999 (unaudited), the Company issued (i) 5,163,188 shares of Series A Preferred Stock to the holders of all outstanding shares of common stock of CNF; and (ii) options to purchase 836,790 shares of Series A Preferred Stock to the holders of all outstanding options to purchase shares of common stock of CNF in connection with the merger with JLL and JLL ACQUISITIONS. The options to purchase shares of preferred stock have a variable conversion rate to shares of CNF Technologies, Inc. common stock based on financial performance for the year ending March 31, 2000 (Note 13).

Subsequent to March 31, 1999, the Company issued 9,591,981 shares of common stock (unaudited). These shares were sold to accredited investors in private placement transactions.

The following summarizes certain weighted average information on options outstanding at March 31, 1999:


                                               Options Outstanding                   Options Exercisable
                                          ------------------------------        -----------------------------
                                             Weighted
                                              Average          Weighted                             Weighted
                                             Remaining          Average                             Average
      Exercise             Number           Contractual        Exercise             Number          Exercise
        Price           Outstanding         Life (Years)         Price           Exercisable         Price
      --------          -----------         ------------       --------          -----------        --------
        $0.50             376,658               9.07             $0.50                0              $0.50
        $2.50              29,000               9.83             $2.50                0              $2.50

The Company applies APB Opinion No. 25 and related interpretations in accounting for its Plan. There was no compensation cost charged against income for its Plan for 1999. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the Plan consistent with the method of SFAS No. 123, the Company's net loss and net loss per share for the year ended March 31, 1999 would have been adjusted to the pro forma amounts indicated below:

Net loss - as reported                                            $ (3,074,525)
                                                                  ============
Net loss - pro forma                                              $ (3,093,583)
                                                                  ============
Basic and diluted loss per share - as reported                    $      (1.23)
                                                                  ============
Basic and diluted loss per share - pro forma                      $      (1.24)
                                                                  ============

The following summarizes certain weighted average information on options outstanding at September 30, 1999 (unaudited):


                                                  Options Outstanding                   Options Exercisable
                                          ------------------------------------   ----------------------------------
                                                Weighted
                                                 Average         Weighted                               Weighted
                                                Remaining         Average                                Average
      Exercise             Number              Contractual       Exercise              Number           Exercise
        Price           Outstanding            Life (Years)        Price             Exercisable          Price
      --------          -----------            ------------      --------            -----------        --------
        $0.24             771,812                 8.57             $0.24               268,112            $0.24
        $1.21              20,628                 9.42             $1.21                     0            $1.21

Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the Plan consistent with the method of SFAS No. 123, the Company's net loss and net loss per share for the six months ended September 30, 1999 would have been adjusted to the pro forma amounts indicated below:

Net loss - as reported                                             $ (2,360,679)
                                                                   ============
Net loss - pro forma                                               $ (2,372,958)
                                                                   ============
Basic and diluted loss per share - as reported                     $      (0.31)
                                                                   ============
Basic and diluted loss per share - pro forma                       $      (0.32)
                                                                   ============

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants: no dividend yield; expected volatility of 35 percent; risk-free interest rate of 5 percent; and an expected life of seven years.

Concurrent with the merger discussed in Note 13, the Plan was frozen subsequent to March 31, 1999 and no additional options will be issued.

On July 14, 1999 (unaudited), the Company issued a Private Placement Memorandum (the "Private Placement") offering 1,000,000 shares of the Company's common stock at a price of $3.00 per share, subject to an increase of up to an additional 1,000,000 shares to cover over-allotments. The offering period expires on September 14, 1999. However, this date was extended through December 6, 1999 at the election of the Company (Note 13).

7.   LEASES

The Company's operations utilize leased equipment and facilities. Future minimum lease payments under noncancellable operating leases and capital lease payments as of March 31, 1999 consist of the following:

                                                         Capital       Operating
                                                          Leases        Leases
                                                         --------      ---------
2000                                                      $23,366      $319,020
2001                                                       23,689       319,020
2002                                                       20,971
2003                                                       17,807
2004                                                       13,162
Thereafter                                                    323
                                                          -------      --------
Total                                                      99,318      $638,040
                                                                       ========
Less - interest                                           (14,356)
                                                          -------
Present value of minimum capital lease obligation          84,962
Less current portion of capital lease obligation          (17,826)
                                                          -------
Long-term portion of capital lease obligation             $67,136
                                                          =======

Rent expense was $197,413 and $192,634 for the six months ended September 30, 1999 and 1998 (unaudited), respectively. Rent expense was $412,567 and $54,371 for the years ended March 31, 1999 and 1998, respectively.

8.   INCOME TAXES

The (benefit) provision for income taxes for the years ended March 31 consists of the following:

                                                          1999         1998
                                                        --------     --------
Current:
  Federal                                               $(45,200)    $ 32,122
  State                                                                 1,535
                                                        --------     --------
Total current                                            (45,200)      33,657
Deferred:
  Federal                                                              (9,769)
  State                                                                (2,788)
Total deferred                                                        (12,557)
                                                        --------     --------
Total (benefit) provision from income taxes             $(45,200)    $ 21,100
                                                        ========     ========

A reconciliation of the (benefit) provision for income taxes and the amounts that would be computed using federal statutory tax rates are as follows:

                                                                 September 30,                March 31,
                                                                                    ----------------------------
                                                                     1999              1999             1998
                                                                   ---------        -----------        --------
                                                                  (Unaudited)
Computed expected tax benefit                                      $(759,854)       $(1,060,707)       $(19,777)
State income taxes - net of federal benefit                                                                (827)
Nondeductible expenses and other credits                                                 37,982         (94,618)
Change in valuation allowance                                        759,854            977,525         136,322
                                                                   ---------        -----------        --------
Total                                                              $      --        $   (45,200)       $ 21,100
                                                                   =========        ===========        ========

The following summarizes the effect of deferred income tax items and the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. Temporary differences and carryforwards which give rise to deferred tax assets and liabilities are as follows:

                                                                  September 30,               March 31,
                                                                                    ---------------------------
                                                                     1999              1999             1998
                                                                  ----------        -----------       ---------
                                                                  (unaudited)
Net operating loss                                                $1,773,635        $ 1,013,781
Credit carryforwards                                                 127,746            127,746       $ 106,873
Temporary differences:
  Sales returns                                                       65,000             65,000          42,000
  Depreciation                                                       (92,680)           (92,680)        (12,551)
                                                                  ----------          ---------       ---------
Total                                                              1,873,701          1,113,847         136,322
Valuation allowance                                               (1,873,701)        (1,113,847)       (136,322)
                                                                  ----------        -----------       ---------
Total                                                             $       --        $        --       $      --
                                                                  ==========        ===========       =========

The valuation allowance is maintained against deferred tax assets as a result of uncertainties concerning the Company's future ability to realize the benefits of such deferred tax assets.

9.   RELATED PARTY TRANSACTIONS

In February 1997, the Company's President borrowed $195,000 from the Company under a note payable due in full with interest on February 14, 2002. This notes interest rate was 8 percent per annum. At March 31, 1999, the balance was paid in full. The Company's President loaned the Company $39,000 at an interest rate of 10 percent on August 19, 1998. The balance of this note was $22,551 as of March 31, 1999. At September 30, 1999, the balance was paid in full.

The Company's Chief Financial Officer borrowed funds during the fiscal year ended March 31, 1999 totaling $9,700. The note bears interest at an interest rate of 8.5 percent per annum. Payments are due monthly with the balance to be paid in full as of November 5, 2000. The balance of the note as of March 31, 1999 and September 30, 1999, including interest, was $9,906 and $7,609, respectively.

The Company leased its California facility from its President. For the years ended March 31, 1999 and 1998, rent expense for such lease was $34,000 and $42,800, respectively.

10.  EMPLOYEE BENEFIT PLAN

In January 1999, the Company adopted a defined contribution plan under Section 401(k) of the Internal Revenue Service Code covering all eligible employees (the "401(k) Plan"). Eligible participants may contribute up to 15 percent of their total compensation. Participants will be immediately vested in their personal contributions and over a six-year period for amounts contributed by the Company. The Company did not make any matching contributions to the 401(k) Plan for the fiscal year ended March 31, 1999 or the six months ended September 30, 1999.

11.  BUSINESS SEGMENTS

The Company's only business activity is the manufacture and sale of peripheral devices for laptop computers. Therefore, the Company currently operates within one business segment.

Two customers accounted for 84 percent of revenues for the six months ended September 30, 1999 (Customer E accounted for 51 percent and Customer C for 33 percent). Three customers accounted for 72 percent of revenues for the six months ended September 30, 1998 (Customer A accounted for 32 percent, Customer B for 21 percent and Customer D for 19 percent). Two customers accounted for 99 percent of accounts receivable (Customer E accounted for 68 percent and Customer C for 31 percent) at September 30, 1999 (unaudited).

Four customers accounted for 65 percent of revenues for the year ended March 31, 1999 (Customer A accounted for 22 percent, Customer B for 16 percent, Customer C for 14 percent, and Customer D for 13 percent of revenue). One customer accounted for 13 percent of revenues for the year ended March 31, 1998. Export sales accounted for 10 percent and 17 percent of revenues for the years ended March 31, 1999 and 1998, respectively. Two customers accounted for 81 percent (Customer C accounted for 48 percent and Customer E for 33 percent) and three customers accounted for 45 percent of accounts receivable (Customer F accounted for 27 percent, Customer G for 18 percent, and Customer H for 13 percent) at March 31, 1999 and 1998, respectively.

12.  COMMITMENTS AND CONTINGENCIES

The Company is involved in various legal matters that management considers to be in the normal course of business. In management's opinion, all matters will be settled without material effect on the Company's financial position or results of operations.

13.  SUBSEQUENT EVENTS

On April 16, 1999, the Company entered into a definitive agreement to merge with JLL Ventures (Delaware) Corp., a Delaware corporation, ("JLL") and JLL ACQUISITIONS CORP., a Delaware corporation and wholly-owned subsidiary of JLL ("JLL ACQUISITIONS") (the "Merger"). JLL was an inactive public company. In connection with the Merger, all shares of the Company are to be exchanged for shares of JLL. JLL held $1,000,000 in cash at the time of the Merger. The Company will assume no additional liabilities as a result of its merger with JLL. Furthermore, JLL is required by the merger agreement to assist the Company in obtaining additional financing in the form of bridge loans from unrelated parties within 30 days after the Merger closing date. As a result of the Merger, the shareholders of the Company will maintain a controlling interest in the Company and the Merger will be accounted for as a "reverse acquisition." Accordingly, for financial statement presentation purposes, the Company is viewed as the continuing entity and the related business combination is viewed as a recapitalization of the Company, rather than an acquisition by JLL.

Each of the Company's shareholders will exchange each share of Company's common stock for 2.06 shares of JLL's preferred stock. The preferred stock has voting rights and has a variable conversion rate to common stock of CNF Technologies, Inc. based on financial performance for the year ending March 31, 2000:

       Financial Performance Targets with Preferred Stock Conversion Rates
-------------------------------------------------------------------------------
                                                                     Conversion
Target                                                                  Rate
------                                                               ----------
Gross revenues of $20.25 million and net income of $810,000             1.50
Gross revenues of $34.43 million and net income of $1.38 million        1.75
Gross revenues of $45.9 million and net income of $1.84 million         2.00
Gross revenues of $57.6 million and net income of $2.30 million         2.25

The Financial Performance Targets are to be derived from the results of operations reflected within the Company's audited financial statements for the fiscal year ending March 31, 2000. Prior to that time, preferred stock can be converted by the holder to common stock on a one-to-one basis. Should the Company not meet the financial performance targets, the preferred stock will automatically convert to common stock on a one-to-one basis. In any event, all shares of preferred stock shall be converted to shares of common stock no later than June 30, 2000.

Subsequent to March 31, 1999 and prior to the closing of the Merger, in accordance with the merger agreement, the Company received $975,000 in bridge loans from four unrelated parties, unsecured, with interest at 10 percent, payable upon the earlier of (i) completion of an unsecured $3,000,000 financing transaction by the Company or (ii) one year from the date of the note (maturities range from April 7, 2000 to May 12, 2000). Also, prior to the closing of the Merger, in accordance with the merger agreement, the Company received $700,000 in bridge loans from four unrelated parties, unsecured, with interest at 10 percent, payable upon the earlier of (i) completion of an unsecured $4,000,000 financing transaction by the Company or (ii) one year from the date of the note (maturities range from May 26, 2000 to June 4, 2000). Holders of the notes have the right to convert the notes to shares of the Company's stock at a price equal to a 25 percent discount from the offering price in a subsequent offering of the Company's stock, should one occur.

On June 8, 1999, the Merger was completed and JLL ACQUISITIONS changed its name to CNF Mobile Solutions Inc. On June 11, 1999, JLL changed its name to CNF Technologies, Inc.

In connection with the anticipated completion of the Merger, the lines of credit maturity dates were extended under a loan modification agreement. Per the loan modification agreement, on June 7, 1999 and on June 30, 1999, a $100,000 principal-only installment shall be due and payable. In addition, a $100,000 principal-only payment shall be due and payable upon execution of the loan modification agreement. Interest-only installments will be due and payable on the tenth day of each month. The remaining balance on the lines of credit will be due and payable on July 31, 1999.

On June 4, 1999, in accordance with the loan modification agreement, the Company made the required $100,000 principal-only payment, as well as the $100,000 principal payment due on execution of the loan modification agreement.

The Company made an additional principal only payment in August 1999 in the amount of approximately $152,000, and negotiated a second loan modification agreement extending the maturity date to September 30, 1999 (unaudited).

Event Subsequent to the Interim Period Ended September 30, 1999 (unaudited)

On October 6, 1999, the Company paid the final installment on its lines of credit.

During October and November 1999, the Company converted $1,704,164 of bridge loans ($1,675,000 principal amount and $29,164 of interest) for 1,019,582 shares of common stock.

On November 15, 1999, the Company entered into an agreement with Paul Charles and Synergy Group International, Inc. a principal stockholder of the Company. The agreement amended certain provisions of the Merger. Specifically, Mr. Charles agreed to resign his position as the Chief Executive Officer and President of the Company and to surrender 1,000,000 of the shares of Series A Preferred Stock issued to him in the Merger, all of which were being held in escrow to secure Mr. Charles' indemnification obligation under the Merger.

On November 26, 1999, the Company conducted an initial closing of the Private Placement pursuant to which the Company obtained gross proceeds of $2,000,000 from the sale of 666,667 shares of common stock. In connection with the Private Placement, the Company issued warrants to purchase 200,000 shares of common stock, all of which are currently exercisable. In addition, the Company agreed to issue warrants to the Company's placement agent to purchase up to an additional 200,000 shares of common stock, which will be immediately exercisable. On November 26, 1999, the Company issued 66,667 of these warrants. All warrants have an exercise price of $3.00 and expire in November 2004.

                                    * * * * *

Until _________ (ninety (90) days after the date of this Prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.




                                1,756,624 Shares


                                     [LOGO]



                             CNF TECHNOLOGIES, INC.

                                  Common Stock




                               -------------------

                               P R O S P E C T U S

                               -------------------


                                December __, 1999

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Certificate of Incorporation and Bylaws reflect the adoption of the provisions of Section 102(b)(7) of the Delaware General Corporation Law (the "GCL"), which eliminate or limit the personal liability of a director to the Company or its stockholders for monetary damages for breach of fiduciary duty under certain circumstances. If the GCL is amended to authorize corporate action further eliminating or limiting personal liability of directors, the Certificate of Incorporation provides that the liability of the director of the Company shall be eliminated or limited to the fullest extent permitted by the GCL. The Company's Certificate of Incorporation and Bylaws also provide that the Company shall indemnify any person, who was or is a party to a proceeding by reason of the fact that he is or was a director, officer, employer or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees) actually and reasonably incurred by him in connection with such proceeding if he acted in good faith and in a manner he reasonably believed to be or not opposed to the best interests of the Company, in accordance with, and to the full extent permitted by, the GCL. The determination of whether indemnification is proper under the circumstances, unless made by the Court, shall be determined by the Board of Directors.

     Reference is made to Item 28 for the undertakings of the Registrant with respect to indemnification of liabilities arising under the Securities Act of 1933, as amended (the "Act").

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following is a list of the estimated expenses to be incurred by the Registrant in connection with the preparation and filing of this Registration Statement.

     SEC Registration Fee..........................................      $ 3,027
     Printing and Engraving........................................      $20,000
     Accountants' Fees and Expenses................................      $15,000
     Legal Fees and Expenses.......................................      $30,000
     Other Offering Expenses.......................................      $ 5,000
                                                                         -------

     Total....................................................           $73,027
                                                                         =======

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

Recent Sales of Unregistered Securities

     1. On November 26, 1999, the Company issued 666,667 shares of Common Stock at $3.00 per share raising gross proceeds of $2,000,000. The Company paid brokerage commissions and non accountable expense equal to $260,000 together with warrants to purchase 66,667 shares of Common Stock at an exercise price of $3.00 per share to a registered broker-dealer. These securities were sold in a private placement transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof and Regulation D promulgated thereunder to the following accredited investors:

       Name                                              Number of Shares
       ----                                              ----------------
       Donald Parvin & Philip Parvin JTROS                      8,333
       Pueblo Properties L.L.C.                                 8,333
       Daljit S. Buttar                                       108,333
       Michael K. Havrilesko                                   83,333
       Myron H. Reinhart                                       83,333
       Steve Katz & Becky Katz JTROS                           16,667
       David Henry Sutton                                       8,333
       Neil Druks                                              16,667
       Allen Jacobson                                          16,667
       Jacob Roth & Yentil Roth JTROS                          16,667
       Amro International S.A.                                100,000
       Balmore Funds                                           83,334
       Austost Anstalt Schaan                                  83,334
       Frederick G. Heumann                                    33,333
                                                              -------
                TOTAL                                         666,667

     2. Effective November 26, 1999, the Company issued 419,583 shares of Common Stock in consideration of the cancellation of $675,000 of outstanding indebtedness, $29,164 of accrued interest and additional equity incentives. These securities were sold to accredited investors in a private placement transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof directly by the Company without payment of underwriting discounts or commissions to the following accredited investors:

       Name                                              Number of Shares
       ----                                              ----------------
       Enrico E. DiVito, DDS                                   30,918
       Michael G. Glynn                                        75,000
       Allen and Jane Kelsey                                   30,890
       Lindzon Capital Partners                               126,562
       Blair Portigal                                          61,822
       Harold Rubenstein                                       63,151
       Rochelle and Shelden Terman                             31,240
                                                              -------
                        TOTAL                                 419,583

     3. On November 2, 1999, the Company issued 600,000 shares of Common Stock in consideration of the cancellation of $1,000,000 of outstanding indebtedness and additional equity incentives and 75,000 shares of Common Stock in consideration of the advance of a bridge loan in the principal amount of $500,000. These securities were sold to accredited investors in a private placement transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof directly by the Company without payment of underwriting discounts or commissions to the following accredited investor:

       Name                                               Number of Shares
       ----                                               ----------------
       Meris Capital Partners, L.P.                           600,000
       Imperium Capital Corporation                            75,000
                                                              -------
                   Total                                      675,000

     4. During July 1999, the Company issued 359,081 shares of Common Stock in consideration of the cancellation of $547,253 of outstanding indebtedness. These securities were sold in a private placement transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof directly by the Company without payment of underwriting discounts or commissions to the following accredited investors:

       Name                                              Number of Shares
       ----                                              ----------------
       Larry Kaplan                                           347,574
       Keith and Carol Henrichsen                              11,507

     5. During July and August 1999, the Company issued 65,000 shares of Common Stock together with promissory notes in the aggregate principal amount of $650,000. These securities were sold in a private placement transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof directly by the Company without payment of underwriting discounts or commissions to the following accredited investors:

                                                               Principal Amount             Number
       Name                                                        of Notes               of Shares
       ----                                                    ----------------           ---------
       Daljit S. Battar                                             $150,000                15,000
       Creative Business (Asia Online Publications)                  100,000                10,000
       Enrico E. Divito DDS                                           50,000                 5,000
       Allen and Jane Kelsey                                          50,000                 5,000
       Kerzner Revocable Trust                                        50,000                 5,000
       Larfer Family Trust                                           100,000                10,000
       Blair Portigal                                                100,000                10,000
       Myron Reinhart                                                 50,000                 5,000
                                                                    --------                ------
                         TOTAL                                      $650,000                65,000

     6. After the completion of the Merger, during June 1999, the Company issued 167,500 shares of Common Stock in connection with the issuance of the Promissory Notes in the aggregate principal amount of $1,675,000. These shares were sold in a private placement transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof directly by the Company without payment of underwriting discounts or commissions. These shares were issued to the following accredited investors in consideration of the substantial additional risk undertaken by such investors by advancing unsecured funds to CNF, Inc. prior to completion of the Merger:

                                                                Principal Amount             Number
       Name                                                         of Notes               of Shares
       ----                                                     ----------------           ---------
       Jim Caljeen                                                $   100,000                10,000
       Michael G. Glynn                                               125,000                12,500
       Helen and Jerry Holden                                          50,000                 5,000
       Lanny Lahr                                                     100,000                10,000
       Meris Capital Partners, LP                                   1,000,000               100,000
       Harold Rubenstein                                              250,000                25,000
       Rochelle and Sheldon Terman                                     50,000                 5,000
                                                                   ----------              --------
                         TOTAL                                     $1,675,000               167,500

     7. On June 8, 1999, the Company issued 5,163,188 shares of Series A Preferred Stock to the holders of all outstanding shares of Common Stock of CNF, Inc. in connection with the Merger. These shares were issued in a private placement transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof directly by the Company without payment of underwriting discounts or commissions to the following accredited investors:

       Name                                                Number of Shares
       ----                                                ----------------
       Paul Charles                                            5,157,000
       Howard Lindzon                                              6,188

     8. During May and June 1999, the Company issued and sold an aggregate of 8,000,000 shares of Common Stock raising gross proceeds of $1,120,000. These shares were issued to accredited investors in a private placement transaction exempt from the registration requirements of the Securities Act pursuant to
Section 4(2) thereof and Regulation D promulgated thereunder. This offering was undertaken by the Company without payment of underwriting discounts or commissions prior to the closing of the Merger. At that time the Company was an inactive Company with no assets or liabilities. Investors in such offering were, therefore, subject to a number of risks and uncertainties, including the material contingencies associated with completion of the Merger.

       Name                                                   Number of Shares
       ----                                                   ----------------
       ACA Trading Intermediates                                   370,000
       All Pro Security                                             65,000
       Avalon Financial Services LLC                               130,000
       Beaumont Investment Holding Ltd.                            340,000
       Jeff Berman                                                  70,000
       Blake Group Inc.                                            395,000
       Boyett Investment Ltd.                                      318,000
       Brookabby Investments Ltd.                                    5,000
       Edmund J. Burgassi                                            5,000
       Capital Growth Trust                                        175,000

       Name                                                   Number of Shares
       ----                                                   ----------------
       Kenny Cook                                                  100,000
       Dwyer Investments LP                                          5,000
       EBR Investments                                              50,000
       FAC Enterprises Inc.                                        292,000
       Clifford Feldstein                                           25,000
       Fincord Holding Corp.                                       425,000
       Michele R. Ganz                                              20,000
       Geneco Investment Corp.                                     578,000
       Marvin Gersten                                              125,000
       Michael Glynn                                                10,000
       Godwin Finance Ltd.                                         400,000
       Michael Goldstein                                            10,000
       Carolyn Gordon                                                5,000
       Cathy Graham                                                 45,000
       Gunhill Capital Inc.                                         50,000
       Huber Family Trust                                           12,000
       Imperium Capital                                            175,000
       Allan E. Jacobson                                            15,000
       Ron Jaffe                                                    10,000
       Jay Josephs                                                  15,000
       KAB Investments Inc.                                        225,000
       Robert S. Kant                                               20,000
       Alan and Jan Kelsey                                          25,000
       Kenneth Kirshcenbaum                                         50,000
       Steven Kram                                                  25,000
       Jack Leadbeater                                             100,000
       Howard Lindzon                                              332,500
       Lindzon Capital Partners                                     60,000
       Sara L. Marold Bypass Trust                                 150,000
       Vincent J. Marold Exempt Trust                            1,000,000
       MCZ Corp                                                     48,000
       William Meris                                                15,000
       Meris Capital Partners LP                                    50,000
       Anna Maria Mintz                                             20,000
       Carolyn J. Orena                                             25,000
       Robert Perlitz                                                5,000
       Tom Peterson                                                 25,000
       RMLH Holding, LLC                                           120,000
       Harold and Beverly Rubenstein                                25,000
       Lynda Rufo                                                   20,000
       Mark Scatterday                                              45,000
       Arthur Van Beuren Seavey                                      5,000
       Seavey Funds Inc.                                           108,000
       Rob Segal                                                    90,000
       Michael S. Siegal                                            35,000
       SPH Investments                                             257,000
       Synergy Group                                               177,500
       Patricia Trish Trust                                         30,000
       Troy Funding Corp.                                          212,000

       Name                                                   Number of Shares
       ----                                                   ----------------
       Richard Tully                                                20,000
       Wabering Investment Group Ltd.                              400,000
       Wexler & Burkhart                                            30,000
       Gordon Douglas Young                                         10,000
                                                                ----------
                           TOTAL                                 8,000,000

ITEM 27. EXHIBITS

THE FOLLOWING EXHIBITS ARE FILED AS PART OF THIS REPORT:


   Exhibit No.        Description                                                           Method of Filing
   -----------        -----------                                                           ----------------
       2.1            Agreement and Plan of Merger (the "Merger Agreement") dated April     Filed herewith
                      16, 1999 by and among JLL Ventures (Delaware) Corp., JLL Ventures
                      Acquisition Corp., CNF, Inc. and Paul Charles

       2.2            Amendment No. 1 to Merger Agreement dated May 24, 1999                Filed herewith

       2.3            Agreement dated November 1, 1999 (resulting in a second amendment     Filed herewith
                      to Merger Agreement)

       3.1            Certificate of Incorporation                                          Filed herewith

       3.2            Certificate of Amendment to Certificate of Incorporation              Filed herewith

       3.3            Certificate of Designation of Series A Convertible Preferred Stock    Filed herewith

       3.4            By-Laws, as amended to date                                           Filed herewith

       5.1            Opinion of Buchanan Ingersoll Professional Corporation                To be filed by amendment

       10.1           Employment Agreement dated May 19, 1999 by and between the Company    Filed herewith
                      and Paul Charles

       10.2           Addendum to Employment Agreement dated November 2, 1999 by and between the Company and Paul Charles

       10.3           Employment Agreement dated May 19, 1999 by and between the Company    Filed herewith
                      and David Thompson


   Exhibit No.        Description                                                           Method of Filing
   -----------        -----------                                                           ----------------
       10.4           Employment Agreement dated May 19, 1999 by and between the Company    Filed herewith
                      and R. Daniel Rudich

       10.5           Addendum to Employment Agreement dated November 2, 1999 by and        Filed herewith
                      between the Company and R. Daniel Rudich

       10.6           Employment Agreement dated May 19, 1999 by and between the Company    Filed herewith
                      and Frank Layland

       10.7           Escrow Agreement dated June 8, 1999 by and among, inter alia, the     Filed herewith
                      Company, Synergy Group International, Inc. and certain
                      shareholders of the Company (as amended by Exhibit 2.3)

       10.8           Escrow Agreement dated June 8, 1999 by and among, inter alia, the     Filed herewith
                      Company and Paul Charles (as substantially amended by Exhibit 2.3)

       21.1           Subsidiaries of the Registrant                                        Filed herewith

       23.1           Consent of Buchanan Ingersoll Professional Corporation                Filed under Exhibit 5.1

       23.2           Consent of Deloitte and Touche LLP                                    Filed herewith

       27.1           Financial Data Schedule                                               Filed herewith

ITEM 28. UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

     1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to: (i) include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended; (ii) reflect in the prospectus any facts or events arising after the effective date of the registration statement which, individually or together, represent a fundamental change in the information in the registration statement; and (iii) include any additional or changed material information on the plan of distribution.

     2. For the purpose of determining liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. To file a post-effective amendment to remove from registration any of the securities being registered which remain unsold at the termination of the offering.

     4. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized in the City of Scottsdale, Arizona on December 3, 1999.

                                 CNF TECHNOLOGIES, INC.


                                 By: /s/ David G. Thompson
                                     ---------------------------------------
                                         Interim Chief Executive Officer and
                                         Chief Financial Officer

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints DAVID G. THOMPSON his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any or all amendments (including, without limitation, post-effective amendments) to this Registration Statement and any related Registration Statements filed pursuant to Rule 462(b) under the Securities Act of 1933 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.


Signature                                   Title                                   Date
---------                                   -----                                   ----

/s/ Paul D. Charles                         Chairman                                December 3, 1999
---------------------------------
Paul D. Charles

                                  EXHIBIT INDEX


   Exhibit No.        Description
   -----------        -----------
       2.1            Agreement and Plan of Merger (the "Merger Agreement") dated April
                      16, 1999 by and among JLL Ventures (Delaware) Corp., JLL Ventures
                      Acquisition Corp., CNF, Inc. and Paul Charles

       2.2            Amendment No. 1 to Merger Agreement dated May 24, 1999

       2.3            Agreement dated November 1, 1999 (resulting in a second amendment to Merger Agreement)

       3.1            Certificate of Incorporation

       3.2            Certificate of Amendment to Certificate of Incorporation

       3.3            Certificate of Designation of Series A Convertible Preferred Stock

       3.4            By-Laws, as amended to date

       5.1            Opinion of Buchanan Ingersoll Professional Corporation*

       10.1           Employment Agreement dated May 19, 1999 by and between the Company and Paul Charles

       10.2           Addendum to Employment Agreement dated November 2, 1999 by and between the Company and Paul Charles

       10.3           Employment Agreement dated May 19, 1999 by and between the Company and David Thompson


       10.4           Employment Agreement dated May 19, 1999 by and between the Company and R. Daniel Rudich

       10.5           Addendum to Employment Agreement dated November 2, 1999 by and between the Company and R. Daniel Rudich

       10.6           Employment Agreement dated May 19, 1999 by and between the Company and Frank Layland


   Exhibit No.        Description
   -----------        -----------
       10.7           Escrow Agreement dated June 8, 1999 by and among, inter alia, the
                      Company, Synergy Group International, Inc. and certain
                      shareholders of the Company (as amended by Exhibit 2.3)

       10.8 Escrow Agreement dated June 8, 1999 by and among, inter alia, the Company and Paul Charles (as substantially amended by Exhibit 2.3)

       21.1           Subsidiaries of the Registrant

       23.1           Consent of Buchanan Ingersoll Professional Corporation*

       23.2           Consent of Deloitte and Touche LLP

       27.1           Financial Data Schedule

---------------
* To Be Filed By Amendment.